UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Notice of Annual General Meeting along with Legend
2.	Exhibit Index – Annual Report 2025-26

July 18, 2026

The United States

Securities and Exchange Commission

Washington D.C. 20549

United States of America

Attn.: Filing Desk

Dear Sir/Madam,

Sub.: Notice of the 32nd Annual General Meeting and Annual Report 2025-26

This is with reference to our letter dated June 29, 2026 and July 18, 2026, regarding convening the 32nd Annual General Meeting (AGM) of the Members of ICICI Bank Limited (the Bank) on Friday, August 21, 2026, at 11:00 a.m. IST through Video Conferencing/Other Audio Visual Means.

Pursuant to the Securities Exchange and Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we enclose herewith the Notice of the AGM, Annual Report 2025-26 and Business Responsibility and Sustainability Report, which can also be accessed on the Bank’s website at https://www.icici.bank.in/about-us/annual. The same are being sent today through electronic mode to those Members whose email addresses are registered with the KFin Technologies Limited (KFintech), Registrar to an Issue and Share Transfer Agent for the equity shares of the Bank/the Bank/Depository Participants. A letter containing the web-link and QR code for accessing the Notice of the AGM and Annual Report 2025-26 has been sent today to those Members whose email addresses are not registered with KFintech/the Bank/Depository Participants. The physical copy of Annual Report 2025-26 and Notice will be sent to those Members who request for the same.

The brief details of the businesses to be transacted at the AGM are given in Annexure.

Please take above information on record.

Annexure

Brief details of the business to be transacted at the 32nd AGM of the Bank

Sr. No.	Resolution	Type of Resolution (Ordinary/Special)
Ordinary Business
1.	Adoption of audited standalone and consolidated financial statements for the financial year ended March 31, 2026	Ordinary
2.	Declaration of dividend on equity shares for the year ended March 31, 2026	Ordinary
3.	Re-appointment of Mr. Sandeep Bakhshi as a Director (DIN: 00109206), who retires by rotation and, being eligible, offers himself for re-appointment	Ordinary
Special Business
4.	Appointment of Mr. Ashwani Bhatia (DIN: 07423221) as an Independent Director of the Bank	Special
5.	Appointment of Mr. Mrugank Paranjape (DIN: 02162026) as an Independent Director of the Bank	Special
6.	Re-appointment of Ms. Vibha Paul Rishi (DIN: 05180796) as an Independent Director of the Bank	Special
7.	Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer of the Bank	Ordinary
8.	Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director of the Bank	Ordinary
9.	Revision in remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director of the Bank	Ordinary
10.	Revision in remuneration of Mr. Ajay Kumar Gupta (DIN: 07580795), Executive Director of the Bank	Ordinary
11.	Re-appointment of Mr. Sandeep Bakhshi (DIN: 00109206) as the Managing Director & Chief Executive Officer of the Bank	Ordinary
12.	Re-appointment of Mr. Ajay Kumar Gupta (DIN: 07580795) as the Executive Director of the Bank	Ordinary
13.	Material Related Party Transactions of the Bank with ICICI Prudential Life Insurance Company Limited, a subsidiary of the Bank, for FY2028	Ordinary

14.	Material Related Party Transactions of the Bank with ICICI Lombard General Insurance Company Limited, a subsidiary of the Bank, for FY2028	Ordinary
15.	Material Related Party Transactions of the Bank with India Infradebt Limited, an associate of the Bank, for FY2028	Ordinary
16.	Material Related Party Transactions of ICICI Securities Primary Dealership Limited, a subsidiary of the Bank with ICICI Prudential Life Insurance Company Limited, a subsidiary of the Bank, for FY2028	Ordinary
17.	Material Related Party Transactions of ICICI Securities Primary Dealership Limited, a subsidiary of the Bank, with ICICI Lombard General Insurance Company Limited, a subsidiary of the Bank, for FY2028	Ordinary
18.	Material Related Party Transactions of ICICI Securities Primary Dealership Limited, a subsidiary of the Bank, with India Infradebt Limited, an associate of the Bank, for FY2028	Ordinary

ICICI BANK LIMITED

CIN: L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, Phone: 0265-6722 239 Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, Phone: 022-4008 8900 Website: www.icici.bank.in, E-mail: companysecretary@icici.bank.in

NOTICE TO AMERICAN DEPOSITARY SHARES (“ADS”) HOLDERS

Notice to ADS Holders

The attached is being provided by ICICI Bank Limited (the “Bank”) FOR INFORMATIONAL PURPOSES ONLY and is not to be construed, and does not purport to be, an offer to sell or solicitation of an offer to buy any securities.

Deutsche Bank Trust Company Americas, the Depositary (the “Depositary”), has not reviewed the enclosed, and expressly disclaims any responsibility for, and does not make any recommendation with respect to, the Bank or the matters and/ or transactions described or referred to in the enclosed documentation. Furthermore, neither the Depositary nor any of its officers, employees, directors, agents or affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information provided at the Bank's request or otherwise made available by the Bank and none of them are liable or responsible for any information contained therein.

Effective January 2, 2026, the Deposit Agreement has been amended to provide voting rights to the ADR holders subject to them demonstrating compliance with the applicable laws of Republic of India (including but not limited to Section 12B of the Banking Regulation Act, 1949 as amended or replaced from time to time). Accordingly, the Depositary will exercise the voting rights as instructed by the ADS Holders of the Bank. The exercise of voting rights in respect of the ADSs is subject to legal and regulatory restrictions as set out in applicable laws of the Republic of India as amended or replaced from time to time.

The matters referred to in the attached are being made with respect to the securities of an Indian company. The proposed action is subject to the disclosure requirements of India, which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in India, and some or all of its officers and directors may be residents of India. You may not be able to sue an Indian company or its officers or directors in an Indian court for violations of the U.S. securities laws. It may be difficult to compel an Indian company and its affiliates to subject themselves to a U.S. court's judgment.

Capitalized terms used in this notice but not defined herein shall have the meanings ascribed to them in the Deposit Agreement, dated as of March 31, 2000 (as amended) between the Bank, the Depositary and all Registered Holders and Beneficial Owners from time to time of Receipts issued thereunder.

 NOTICE

NOTICE is hereby given that the 32nd Annual General Meeting of the Members of ICICI Bank Limited (the Bank/ Company) will be held through Video Conferencing/Other Audio Visual Means (VC/OAVM) on Friday, August 21, 2026 at 11:00 a.m. IST to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the audited standalone and consolidated financial statements for the financial year ended March 31, 2026, together with the Reports of the Directors and the Auditors thereon.

2.	To declare dividend on equity shares.

3.	To appoint a director in place of Mr. Sandeep Bakhshi (DIN: 00109206), who retires by rotation and being eligible, offers himself for re-appointment.

SPECIAL BUSINESS

4.	To consider and, if thought fit, to pass, the following Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 160, read with Schedule IV and all other applicable provisions of the Companies Act, 2013, Companies (Appointment and Qualification of Directors) Rules 2014, and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, other applicable provisions of the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India from time to time, Mr. Ashwani Bhatia (DIN: 07423221), who was appointed as an Additional Independent Director of ICICI Bank Limited (“Bank”), with effect from June 1, 2026 and in respect of whom the Bank has received a notice in writing from a Member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Director of the Bank, not liable to retire by rotation, for a term of five years with effect from June 1, 2026 to May 31, 2031.

5.	To consider and, if thought fit, to pass, the following Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 160, read with Schedule IV and all other applicable provisions of the Companies Act, 2013, Companies (Appointment and Qualification of Directors) Rules, 2014, and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, other applicable provisions of the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India, from time to time, Mr. Mrugank Paranjape (DIN: 02162026), who was appointed as an Additional Independent Director of ICICI Bank Limited (“Bank”), with effect from August 1, 2026 and in respect of whom the Bank has received a notice in writing from a Member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Director of the Bank, not liable to retire by rotation, for a term of five years with effect from August 1, 2026 to July 31, 2031.

6.	To consider and, if thought fit, to pass, the following Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 160, read with Schedule IV and all other applicable provisions of the Companies Act, 2013, Companies (Appointment and Qualification of Directors) Rules, 2014, and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, other applicable provisions of the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India from time to time, Ms. Vibha Paul Rishi (DIN: 05180796), who was appointed through Postal Ballot on March 27, 2022, as an Independent Director of ICICI Bank Limited ("Bank") up to January 22, 2027 and who is eligible for being re-appointed as an Independent Director and in respect of whom the Bank has received a notice in writing from a Member proposing her candidature for the office of Director, be and is hereby re-appointed as an Independent Director of the Bank, not liable to retire by rotation, for a second term commencing from January 23, 2027 to December 31, 2028.

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NOTICE

7.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 ("Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the revised remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer, be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the Reserve Bank of India ("RBI"):

Basic Salary:

₹ 2,945,050 per month with effect from April 1, 2026 to October 3, 2026.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, annual membership fees paid to hotels, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired whole-time Directors of the Bank or the members of the staff, staff housing loan in line with the staff loan policy applicable to specified grades of employees on fulfilling prescribed eligibility criteria to avail loans for purchase of residential property as detailed in the explanatory statement annexed to this Notice convening the Meeting.

Supplementary Allowance:

₹ 2,055,234 per month with effect from April 1, 2026 to October 3, 2026.

Bonus:

An amount, as may be determined by the Board at the recommendation of the Board Governance, Remuneration & Nomination Committee ("BGRNC"), based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the BGRNC and approved by the Board from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Bakhshi shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

8.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 ("Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the revised remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director, be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the Reserve Bank of India ("RBI"):

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NOTICE

Basic Salary:

₹ 2,597,580 per month with effect from April 1, 2026.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, annual membership fees paid to hotels, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired whole-time Directors of the Bank or the members of the staff, staff housing loan in line with the staff loan policy applicable to specified grades of employees on fulfilling prescribed eligibility criteria to avail loans for purchase of residential property as detailed in the explanatory statement annexed to this Notice convening the Meeting.

Supplementary Allowance:

₹ 1,882,344 per month with effect from April 1, 2026.

Bonus:

An amount, as may be determined by the Board at the recommendation of the Board Governance, Remuneration & Nomination Committee ("BGRNC"), based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the BGRNC and approved by the Board from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Batra shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

9.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 ("Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the revised remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director, be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the Reserve Bank of India ("RBI"):

Basic Salary:

₹ 2,597,580 per month with effect from April 1, 2026.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, annual membership fees paid to hotels, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed

4 | Annual Report 2025-26

NOTICE

thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired whole-time Directors of the Bank or the members of the staff, staff housing loan in line with the staff loan policy applicable to specified grades of employees on fulfilling prescribed eligibility criteria to avail loans for purchase of residential property as detailed in the explanatory statement annexed to this Notice convening the Meeting.

Supplementary Allowance:

₹ 1,882,344 per month with effect from April 1, 2026.

Bonus:

An amount, as may be determined by the Board at the recommendation of the Board Governance, Remuneration & Nomination Committee ("BGRNC"), based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the BGRNC and approved by the Board from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Jha shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

10.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 ("Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the revised remuneration of Mr. Ajay Kumar Gupta (DIN: 07580795), Executive Director, be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the Reserve Bank of India ("RBI"):

Basic Salary:

₹ 2,597,580 per month with effect from April 1, 2026 to November 26, 2026.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, annual membership fees paid to hotels, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired whole-time Directors of the Bank or the members of the staff, staff housing loan in line with the staff loan policy applicable to specified grades of employees on fulfilling prescribed eligibility criteria to avail loans for purchase of residential property as detailed in the explanatory statement annexed to this Notice convening the Meeting.

5 | Annual Report 2025-26

NOTICE

Supplementary Allowance:

₹ 1,882,344 per month with effect from April 1, 2026 to November 26, 2026.

Bonus:

An amount, as may be determined by the Board at the recommendation of the Board Governance, Remuneration & Nomination Committee ("BGRNC"), based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the BGRNC and approved by the Board from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Gupta shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

11.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 ("Act") and the rules made thereunder, the Banking Regulation Act, 1949, read with such directions, guidelines and circulars issued by the Reserve Bank of India ("RBI") in this regard (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the re-appointment of Mr. Sandeep Bakhshi

(DIN: 00109206), as the Managing Director & Chief Executive Officer of the Bank, liable to retire by rotation, for a period of two years with effect from October 4, 2026 to October 3, 2028, be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the RBI and which shall be subject to annual revisions from time to time:

Basic Salary:

₹ 2,945,050 per month with effect from October 4, 2026.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, annual membership fees paid to hotels, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired whole-time Directors of the Bank or the members of the staff, staff housing loan in line with the staff loan policy applicable to specified grades of employees on fulfilling prescribed eligibility criteria to avail loans for purchase of residential property as detailed in the explanatory statement annexed to this Notice convening the Meeting.

Supplementary Allowance:

₹ 2,055,234 per month with effect from October 4, 2026.

Bonus:

An amount, as may be determined by the Board at the recommendation of the Board Governance, Remuneration & Nomination Committee ("BGRNC"),

6 | Annual Report 2025-26

NOTICE

based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the BGRNC and approved by the Board from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Bakhshi shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

12.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 ("Act") and the rules made thereunder, the Banking Regulation Act, 1949, read with such directions, guidelines and circulars issued by the Reserve Bank of India ("RBI") in this regard (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the re-appointment of Mr. Ajay Kumar Gupta (DIN: 07580795), as a Whole-time Director (designated as Executive Director) of the Bank, liable to retire by rotation, for a period of two years with effect from November 27, 2026 to November 26, 2028, be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the RBI and which shall be subject to annual revisions from time to time:

Basic Salary:

₹ 2,597,580 per month with effect from November 27, 2026.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, annual membership fees paid to hotels, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired whole-time Directors of the Bank or the members of the staff, staff housing loan in line with the staff loan policy applicable to specified grades of employees on fulfilling prescribed eligibility criteria to avail loans for purchase of residential property as detailed in the explanatory statement annexed to this Notice convening the Meeting.

Supplementary Allowance:

₹ 1,882,344 per month with effect from November 27, 2026.

Bonus:

An amount, as may be determined by the Board at the recommendation of the Board Governance, Remuneration & Nomination Committee ("BGRNC"), based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the BGRNC and approved by the Board from time to time

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NOTICE

subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Gupta shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

13.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendment(s), modification(s), variation(s) or re-enactment(s) thereof (“Applicable

Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time and pursuant to approval of the Audit Committee and recommendation of the Board of the Bank, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorised Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with arrangements, contracts, agreements, transactions (whether individual transaction or transactions taken together or series of transactions or otherwise), as detailed in the Explanatory Statement annexed to the Notice convening this meeting, with ICICI Prudential Life Insurance Company Limited, a subsidiary of the Bank, of up to ₹ 397.90 billion, excluding the insurance claims received at actuals, during the financial year ending March 31, 2028 (‘FY2028’) notwithstanding the fact that the aggregate value of the transactions to be entered into individually or taken together with previous transactions, during FY2028 may exceed the prescribed materiality thresholds as per provisions of the SEBI Listing Regulations or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out at an arm's length basis and in the ordinary course of business of the Bank:

Sr. No.	Particulars	₹ in billion
1.	A. Dealing in securities (issued by related parties/non-related parties) B. Investment in securities	300.00[1]
2.	Funded and non funded credit facilities	25.00
3.	Income from services rendered	7.25
4.	Other transactions: • Insurance services - premium paid - claims received[2] • Foreign exchange and derivatives transaction • Repurchase (repo) transactions and other permitted short-term borrowing transactions • Reverse repurchase (reverse repo) and other permitted short-term lending transactions • Any other transactions as detailed in the explanatory statement	65.65[1]
	Total, excluding the insurance claims received at actuals	397.90

1	Limits are fungible amongst the transactions.

2	At actuals, maximum value is upto sum assured/fund value.

8 | Annual Report 2025-26

NOTICE

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorised by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

14.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies  Act,  2013  read  with  rules  made thereunder and such other applicable provisions of law, if any, and any amendment(s), modification(s), variation(s) or re-enactment(s) thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time and pursuant to approval of the Audit Committee and recommendation of the Board of the Bank, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorised Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise), as detailed in the Explanatory Statement annexed to the Notice convening this meeting, with ICICI Lombard General Insurance Company Limited, a subsidiary of the Bank, of up to ₹ 177.70 billion during the financial year ending March 31, 2028 (‘FY2028’) notwithstanding the fact that the aggregate value of the transactions to be entered into individually or taken together with previous transactions, during FY2028 may exceed the prescribed materiality thresholds as per provisions of the SEBI Listing Regulations or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out at an arm's length basis and in the ordinary course of business of the Bank:

Sr. No.	Particulars	₹ in billion
1.	A. Dealing in securities (issued by related parties/non-related parties) B. Investment in securities	100.00[1]
2.	Income from services rendered	3.00
3.	Funded and non funded credit facilities	6.00
4.	Other transactions: • Insurance services - premium paid - claims received • Foreign exchange and derivatives transaction • Repurchase (repo) transactions and other permitted short-term borrowing transactions • Reverse repurchase (reverse repo) and other permitted short-term lending transactions • Any other transactions as detailed in the explanatory statement	68.70[1]
	Total	177.70

1	Limits are fungible amongst the transactions.

9 | Annual Report 2025-26

NOTICE

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorised by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

15.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies  Act,  2013  read  with  rules  made thereunder and such other applicable provisions of law, if any, and any amendment(s), modification(s), variation(s) or re-enactment(s) thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time and pursuant to approval of the Audit Committee and recommendation of the Board of the Bank, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorised Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise), as detailed in the Explanatory Statement annexed to the Notice convening this meeting, with India Infradebt Limited, an associate of the Bank, of up to ₹ 181.00 billion during the financial year ending March 31, 2028 (‘FY2028’) notwithstanding the fact that the aggregate value of the transactions to be entered into individually or taken together with previous transactions, during FY2028 may exceed the prescribed materiality thresholds as per provisions of the SEBI Listing Regulations or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/ arrangements/transactions shall be carried out at an arm's length basis and in the ordinary course of business of the Bank:

Sr. No.	Particulars	₹ in billion
1.	A. Dealing in securities (issued by related parties/non-related parties) B. Investment in securities	150.00[1]
2.	Purchase and/or sale of loans	30.00
3.	Income from services rendered, and any other transactions	1.00[1]
	Total	181.00

1	Limits are fungible amongst the transactions.

10 | Annual Report 2025-26

NOTICE

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorised by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

16.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing

Regulations”) and such other applicable provisions of law, if any, and any amendment(s), modification(s), variation(s)or re-enactment(s) thereof ("Applicable Laws"), and the 'Related Party Transactions Policy' of ICICI Bank Limited ("Bank"), as may be applicable from time to time and pursuant to approval of the Audit Committee and recommendation of the Board of the Bank, the Members of the Bank do hereby approve and accord approval for entering into and/ or carrying out and/or continuing with contracts/ arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise), the details of which are provided in the Explanatory Statement annexed to the Notice convening this meeting, by ICICI Securities Primary Dealership Limited, a subsidiary of the Bank with ICICI Prudential Life Insurance Company Limited, a subsidiary of the Bank, of up to ₹ 303.00 billion during the financial year ending March 31, 2028 (‘FY2028’), notwithstanding the fact that the aggregate value of the transactions to be entered into individually or taken together with previous transactions, during FY2028 may exceed the prescribed materiality thresholds of the Bank as per provisions of the SEBI Listing Regulations or any other materiality threshold as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out at an arm's length basis and in the ordinary course of business of ICICI Securities Primary Dealership Limited:

Sr. No.	Particulars	₹ in billion
1.	A. Dealing in securities (issues by related parties/non-related parties) B. Investments in securities C. Borrowing through debt securities	300.00[1]
2.	Other transactions: • Insurance services - premium paid - claims received • Any other transactions as detailed in the explanatory statement	3.00[1]
	Total	303.00

1	Limits are fungible amongst the transactions.

11 | Annual Report 2025-26

NOTICE

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorised by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

17.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing

Regulations") and such other applicable provisions of law, if any, and any amendment(s), modification(s), variation(s)or re-enactment(s) thereof ("Applicable Laws"), and the 'Related Party Transactions Policy' of ICICI Bank Limited ("Bank"), as may be applicable from time to time and pursuant to approval of the Audit Committee and recommendation of the Board of the Bank, the Members of the Bank do hereby approve and accord approval for entering into and/ or carrying out and/or continuing with contracts/ arrangements/ transactions (whether individual transaction or transactions taken together or series of transactions or otherwise), the details of which are provided in the Explanatory Statement annexed to the Notice convening this meeting, by ICICI Securities Primary Dealership Limited, a subsidiary of the Bank, with ICICI Lombard General Insurance Company Limited, a subsidiary of the Bank, of up to ₹ 127.70 billion during the financial year ending March 31, 2028 (‘FY2028’), notwithstanding the fact that the aggregate value of the transactions to be entered into individually or taken together with previous transactions, during FY2028 may exceed the prescribed materiality thresholds of the Bank as per provisions of the SEBI Listing Regulations or any other materiality threshold as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out at an arm's length basis and in the ordinary course of business of ICICI Securities Primary Dealership Limited:

Sr. No.	Particulars	₹ in billion
1.	A. Dealing in securities (issued by related parties/non-related parties) B. Investments in securities C. Borrowing through debt securities	125.00[1]
2.	Other transactions: • Insurance services - premium paid - claims received • Any other transactions as detailed in the explanatory statement	2.70[1]
	Total	127.70

1	Limits are fungible amongst the transactions.

12 | Annual Report 2025-26

NOTICE

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorised by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

18.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure

Requirements) Regulations, 2015 ("SEBI Listing Regulations") and such other applicable provisions of law, if any, and any amendment(s), modification(s), variation(s)or re-enactment(s) thereof ("Applicable Laws"), and the 'Related Party Transactions Policy' of ICICI Bank Limited ("Bank"), as may be applicable from time to time and pursuant to approval of the Audit Committee and recommendation of the Board of the Bank, the Members of the Bank do hereby approve and accord approval for entering into and/ or carrying out and/or continuing with contracts/ arrangements/ transactions (whether individual transaction or transactions taken together or series of transactions or otherwise), the details of which are provided in the Explanatory Statement annexed to the Notice convening this meeting, by ICICI Securities Primary Dealership Limited, a subsidiary of the Bank, with India Infradebt Limited, an associate of the Bank, of up to ₹ 141.00 billion during the financial year ending March 31, 2028 (‘FY2028’), notwithstanding the fact that the aggregate value of the transactions to be entered into individually or taken together with previous transactions, during FY2028 may exceed the prescribed materiality thresholds of the Bank as per provisions of the SEBI Listing Regulations or any other materiality threshold as may be applicable from time to time, provided however, that the said contracts/arrangements/ transactions shall be carried out at an arm's length basis and in the ordinary course of business of ICICI Securities Primary Dealership Limited:

Sr. No.	Particulars	₹ in billion
1.	A. Dealing in securities (issued by related parties/non-related parties) B. Investments in securities C. Borrowing through debt securities	140.00[1]
2.	Other transactions: • Income from services rendered, and any other transactions	1.00[1]
	Total	141.00

1	Limits are fungible amongst the transactions.

13 | Annual Report 2025-26

NOTICE

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorised by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

NOTES:

a.	The relevant Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013, in respect of Special Businesses to be transacted at the Annual General Meeting ("AGM") vide Item Nos. 4 to 18 as set out in the Notice is annexed hereto.

b.	In compliance with the General Circular No. 14/2020 dated April 08, 2020, General Circular No. 17/2020 dated April 13, 2020, General Circular No. 20/2020 dated May 05, 2020 and other relevant circulars, including General Circular No. 03/2025 dated September 22, 2025 issued by the Ministry of Corporate Affairs, Government of India (“MCA Circulars”), the AGM of the Bank will be held through VC/OAVM.

c.	Generally, a Member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on a poll instead of himself/herself and the proxy need not be a member of the Bank. Since this AGM is being held through VC/OAVM pursuant to the MCA Circulars, the facility for appointment of proxies by the Members will not be available for the AGM and hence, the Proxy Form and Attendance Slip are not annexed to this Notice.
d.	Corporate Members intending to appoint their Authorised Representatives to participate in the AGM are requested to send a certified copy of the Board Resolution to the Bank at iciciagm@icici.bank.in.

e.	Annual Report 2025-26 and this Notice are being sent through electronic mode to those Members whose email addresses are registered with KFin Technologies Limited (“KFintech”), Registrar to an Issue and Share Transfer Agent for the equity shares of the Bank/the Bank/Depository Participants. A letter containing the web-link for accessing the Annual Report 2025-26 and this Notice will be sent to those Members whose email addresses are not registered with KFintech/the Bank/Depository Participants. The physical copy of the Annual Report 2025-26 and this Notice will be sent to those Members who request for the same. Members may note that the Annual Report 2025-26 and this Notice can also be accessed on the Bank’s website at https: //w w w. icici .bank . in/about-us/annual, website of the stock exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively and on the website of the National Securities Depository Limited ("NSDL") at www.evoting.nsdl.com.

f.	As the AGM will be held through VC/OAVM, the requirement of providing the Route Map and Landmark for the AGM venue does not apply.

INSTRUCTIONS FOR REMOTE E-VOTING

g.	Pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended) and MCA Circulars, the Company is pleased to provide its Members the facility to exercise their right to vote at the AGM by electronic means. The Company has appointed NSDL for facilitating voting through electronic means, as the authorized agency.

The facility of casting votes by a Member using remote e-voting prior to the AGM and e-voting during the AGM will be provided by NSDL.

h.	A person whose name is recorded in the Register of Members or in the Register of Beneficial Owners

14 | Annual Report 2025-26

NOTICE

maintained by the Depositories as on the cut-off date i.e. Friday, August 14, 2026, (including those Members who may not have received this Notice due to non-registration of their email address with R&T Agent/Bank/Depositories) only shall be entitled to avail the facility of remote e-voting prior to the AGM and e-voting during the AGM. The voting rights of the Members shall be in proportion to their shares in the total paid-up equity share capital of the Bank as on the cut-off date i.e. Friday, August 14, 2026, subject to the provisions of the Banking Regulation Act, 1949, as amended.

i.	A person who is not a Member as on the cut-off date should treat this Notice for information purpose only.

j.	The Members attending the AGM and who have not already cast their votes through remote e-voting shall be able to exercise their voting rights during the AGM.

k.	The Members who have cast their votes through remote e-voting prior to the AGM may aIso attend the AGM but shall not be entitled to cast their votes again.

l.	The remote e-voting period commences on Monday, August 17, 2026 (9:00 a.m. IST) and ends on Thursday, August 20, 2026 (5:00 p.m. IST). During this period, the Members of the Bank, holding shares either in physical form or in dematerialised form, as on the cut-off date i.e. Friday, August 14, 2026 may cast their vote electronically. The remote e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by a Member, the Member shall not be allowed to change it subsequently.

m.	The instructions for remote e-voting are as under:

Step 1: Access to NSDL e-Voting system

A)	Login method for e-Voting for Individual Shareholders holding securities in demat mode.

In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by listed companies, individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email addresses in their demat accounts in order to access e-Voting facility.

Login method for individual shareholders holding securities in demat mode is given below:

Type of Shareholders	Login Method
Individual shareholders holding securities in demat mode with NSDL

1.    For OTP based login you can click on https://eservices.nsdl.com/SecureWeb/evoting/ evotinglogin.jsp. You will have to enter your 8 digit DP ID, 8 digit Client ID, PAN, Verification code and generate OTP. Enter the OTP received on registered email id/mobile number and click on login. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.

2.    Existing IDeAS user can visit the e-Services website of NSDL viz. https://eservices.nsdl.com either on a personal computer or on a mobile. On the e-Services home page, click on the “Beneficial Owner” icon under “Login” which is available under ‘IDeAS’ section. This will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-Voting services under value added services. Click on “Access to e-Voting” under e-Voting services and you will be able to see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be re-directed to e-voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.

15 | Annual Report 2025-26

NOTICE

Type of Shareholders	Login Method

3.    If the user is not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select “Register Online for IDeAS” or click at

https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp.

4.    Visit the e-Voting website of NSDL. Open web browser by typing the following URL viz : https://www.evoting.nsdl.com either on a Personal Computer or on a mobile. Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number held with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.

5.    Shareholders/Members can also download NSDL Mobile App “NSDL Speede” facility by scanning the QR code mentioned below for seamless voting experience

Individual Shareholders holding securities in demat mode with Central Depository Services (India) Limited (CDSL)

1.    Users who have opted for CDSL Easi/Easiest facility, can login through their existing user id and password. Option will be made available to reach e-Voting page without any further authentication. The users to login Easi/Easiest are requested to visit www.cdslindia.com and click on login icon & New System Myeasi Tab and then use your existing Myeasi username & password.

2.    After successful login the Easi/Easiest user will be able to see the e-Voting option for eligible companies where the evoting is in progress as per the information provided by company. On clicking the evoting option, the user will be able to see e-Voting page of the e-Voting service provider for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. Additionally, there is also a link provided to access the system of all e-Voting Service Providers, so that the user can visit the e-Voting service providers’ website directly.

3.    If the user is not registered for Easi/Easiest, option to register is available at CDSL website www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option.

4.    Alternatively, the user can directly access e-Voting page by providing Demat Account Number and PAN from e-Voting link available on www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-Voting option where the evoting is in progress and also able to directly access the system of all e-Voting Service Providers.

16 | Annual Report 2025-26

NOTICE

Type of Shareholders	Login Method
Individual Shareholders (holding securities in demat mode) login through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-Voting facility. Upon logging in, you will be able to see e-Voting option. Click on e-Voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-Voting feature. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.

Members who are unable to retrieve User ID/Password are advised to use Forget User ID and Forget Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL:

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.com or call at 022-4886 7000
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at Toll free No.: 1800 21 09911

B)	Login Method for Shareholders other than Individual Shareholders holding securities in demat mode and Shareholders holding securities in physical mode.

How to Log-in to NSDL e-Voting website?

1.	Open web browser and type the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.

2.	Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/ Member’ section.

3.	A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.

Alternatively, if you are registered for NSDL eservices i.e. IDeAS, you can log-in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4.	our User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
For Members who hold shares in demat account with NSDL	8 Character DP ID followed by 8 Digit Client ID For example, if DP ID is IN300*** and Client ID is 12****** then User ID is IN300***12******
For Members who hold shares in demat account with CDSL	16 Digit Beneficiary ID For example, if Beneficiary ID is 12************** then User ID is 12**************
For Members who hold shares in Physical Form	EVEN Number followed by Folio Number registered with the company For example, if folio number is 001*** and EVEN is 139991 then User ID is 139991001***

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NOTICE

5.	Your Password details are given below:

a)	If you are already registered for e-Voting, then you can use your existing password to login and cast your vote.

b)	If you are using NSDL e-Voting system for the first time, you will need to retrieve the ‘initial password’ which was communicated to you. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your password.

c)	How to retrieve your ‘initial password’?

(i)	If your email ID is registered in your demat account or with the company, your ‘initial password’ is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. The password to open the .pdf file is your 8 digit Client ID for NSDL account or last 8 digits of Client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your ‘User ID’ and your ‘initial password’.

(ii)	If your email address is not registered, please follow steps mentioned below in this Notice.

6.	If you are unable to retrieve or have not received the "Initial password" or have forgotten your password:

a)	Click on “Forgot User Details/Password?” (If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

b)	Click on “Physical User Reset Password?” (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

c)	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.com mentioning your demat account number/folio number, your PAN, your name and your registered address etc.

d)	Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.

7.	After entering your password, tick on Agree to “Terms and Conditions” by selecting on the check box.
8.	Now, you will have to click on “Login” button.

9.	After you click on the “Login” button, Home page of e-Voting will open.

Step 2: Cast your vote electronically on NSDL e-Voting system.

How to cast your vote electronically on NSDL e-Voting system?

1.	After successful login at Step 1, you will be able to see all the companies “EVEN” in which you are holding shares and whose voting cycle and General Meeting is in active status.

2.	Select “EVEN” of ICICI Bank Limited to cast your vote during the remote e-Voting period and casting your vote during the General Meeting. For joining virtual meeting, you need to click on “VC/OAVM” link placed under “Join Meeting”.

3.	Now you are ready for e-Voting as the Voting page opens.

4.	Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.

5.	Upon confirmation, the message “Vote cast successfully” will be displayed.

6.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

7.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

Those Shareholders whose email addresses are not registered with the Company/Depositories, may send a request to evoting@nsdl.com or to the Company at iciciagm@icici.bank.in for procuring User ID and Password for e-Voting.

Any person holding shares in physical form and non-individual shareholders, who acquires shares of the Company and becomes a Member of the Company after the date of sending of this Notice and holds shares as on the cut-off date i.e. Friday, August 14, 2026, may obtain the User ID and Password by sending a request at evoting@nsdl.com or to the Company at iciciagm@icici.bank.in. However, if you are already registered with NSDL for remote e-Voting, then you can use your existing User ID and Password for casting your

18 | Annual Report 2025-26

NOTICE

vote. If you forgot your Password, you can reset your password by using “Forgot User Details/Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com or call on 022-4886 7000. In case of individual shareholders holding shares in demat mode who acquires shares of the Company and becomes a Member of the Company after sending of the Notice and who holds shares as on the cut-off date i.e. Friday, August 14, 2026 may follow steps mentioned above under “Access to NSDL e-Voting system”.

It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/Password?” or “Physical User Reset Password?” option available on www.evoting.nsdl.com to reset the password.

In case of any queries or issues or grievances pertaining to e-voting, Members may refer to Help/FAQ’s section at www.evoting.nsdl.com or call on 022-4886 7000 or send a request at evoting@nsdl.com or contact Mr. Suketh Shetty, Manager, National Securities Depository Limited, 3rd Floor, Naman Chamber, Plot C-32, G-Block, Bandra Kurla Complex, Bandra East, Mumbai, Maharashtra - 400 051 at Msuketh.Shetty@nsdl.com. Alternatively, Members may also write to the Company Secretary of the Bank at iciciagm@icici.bank.in or call on 022-4008 8900.

INSTRUCTIONS FOR E-VOTING DURING THE AGM

n.	The procedure for e-voting during the AGM is same as the instructions mentioned above for remote e-voting.

o.	Members who have not cast their votes on the Resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system during the AGM.

p.	Members who have voted through remote e-voting will be eligible to attend the AGM. However, they will not be eligible to vote during the AGM.

INSTRUCTIONS FOR MEMBERS FOR ATTENDING THE AGM THROUGH VC/OAVM

q.	Members will be provided with a facility to attend the AGM through VC/OAVM or view the live webcast of the AGM through the NSDL e-voting system.

Members may access the same by following the steps mentioned above for “Access to NSDL e-voting system”. After successful login, you can see “VC/ OAVM link” placed under Join Meeting menu against company name. You are requested to click on VC/ OAVM link placed under “Join Meeting” menu. The link for VC/OAVM will be available in Shareholder/ Member login where the EVEN of Company will be displayed. Please note that the Members who do not have the User ID and Password for e-voting or have forgotten the User ID and Password may retrieve the same by following the remote e-voting instructions mentioned in this Notice to avoid last minute rush.

r.	The Members can join the AGM in the VC/OAVM mode 30 minutes before the scheduled time of the commencement of the Meeting by following the procedure mentioned in this Notice.

s.	Members are encouraged to join the Meeting through Laptops for better experience.

t.	Members will be required to allow camera and use internet with a good speed to avoid any disturbance during the Meeting.

u.	Please note that participants connecting from Mobile Devices or Tablets or through Laptop connecting via Mobile Hotspot may experience Audio/Video loss due to fluctuation in their respective network. It is therefore recommended to use stable Wi-Fi or LAN Connection to mitigate any kind of aforesaid glitches.

v.	Members who need assistance before or during the AGM with use of technology may call on 022-4886 7000 or contact Mr. Suketh Shetty, Manager, National Securities Depository Limited at Msuketh.Shetty@nsdl.com.

w.	The attendance of the Members attending the AGM through VC/OAVM will be counted for the purpose of reckoning the quorum under Section 103 of the Companies Act, 2013.

PROCESS TO EXPRESS VIEWS/SEEK CLARIFICATIONS

x.	As the AGM is being conducted through VC/OAVM, for the smooth conduct of proceedings of the AGM, Members are encouraged to send their queries in advance mentioning their name, demat account number/folio number, mobile number at iciciagm@icici.bank.in before 5:00 p.m. IST on Wednesday, August 19, 2026.

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NOTICE

y.	Members who would like to express their views or ask questions during the AGM may register themselves as a speaker by sending email at iciciagm@icici.bank.in mentioning their name, demat account number/folio number, mobile number between 9:00 a.m. IST on Monday, August 17, 2026 and 5:00 p.m. IST on Wednesday, August 19, 2026. Those Members who have registered themselves as a speaker only will be allowed to express their views/ask questions during the AGM. The Company reserves the right to restrict the number of speakers depending on the availability of time for the AGM.

DIVIDEND RELATED INFORMATION

z.	The Record Date for determining the names of Members eligible for dividend on equity shares, if declared at the AGM, is August 3, 2026.

aa.	Dividend for the year ended March 31, 2026, at the rate of ₹ 12 per fully paid-up equity share of face value of ₹ 2 each, as recommended by the Board of Directors, will be paid after the same is approved at the AGM to those Members, holding equity shares in physical form, whose names appear in the Register of Members of the Bank and in respect of equity shares held in dematerialised form to all beneficial owners as per the details furnished by the Depositories as on the Record Date i.e. as on the close of August 3, 2026.

bb.	As per the prevailing provisions under the Income-Tax Act, 2025, dividend paid or distributed by Bank shall be taxable in the hands of the Members. The Bank shall therefore be required to deduct tax at source (TDS) at the prescribed rates at the time of making the payment of dividend to the Members. For details, Members may refer to Annexure II appended to this Notice.

VOTING RESULTS & SCRUTINIZER RELATED INFORMATION

cc.	Ms. Vinita Nair (FCS No.: F10559, COP No.: 11902)of Vinod Kothari & Company, Practicing Company Secretaries or failing her Ms. Nitu Poddar (ACS No.: 37398, COP No.: 15113) of Vinod Kothari & Company, Practicing Company Secretaries has been appointed as the Scrutinizer to scrutinize the remote e-voting process as well as the e-voting process during the AGM in a fair and transparent manner.
dd.	The Scrutinizer shall make a consolidated scrutinizer’s report of the total votes cast in favour or against, if any, to the Chairperson or a person authorised by him in writing, who shall countersign the same. The Chairperson or a person authorised by him shall declare the results of the voting forthwith.

ee.	The Results declared along with the Scrutinizer’s Report shall be displayed at the Registered Office as well as the Corporate Office of the Bank and uploaded on the Bank’s website at www.icici.bank.in as well as on the website of NSDL at www.evoting.nsdl.com. The Results shall also be simultaneously forwarded to the Stock Exchanges.

GENERAL INFORMATION/GUIDELINES FOR SHAREHOLDERS

ff.	All the documents referred to in the accompanying Notice and Explanatory Statements, shall be available for inspection through electronic mode, basis the request being sent to iciciagm@icici.bank.in.

gg.	During the AGM, the relevant statutory registers and documents shall be available for inspection upon login at https://www.evoting.nsdl.com.

hh.	Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. with attested specimen signature of the duly authorised signatory(ies) who are authorised to vote, to the Scrutinizer by e-mail to vinita@vinodkothari.com with a copy marked to evoting@nsdl.com. Institutional shareholders can also upload their Board Resolution/Authority Letter etc. by clicking on “Upload Board Resolution/ Authority Letter” displayed under “e-Voting” tab in their login.

ii.	Any person, who acquires shares of the Company and becomes a Member of the Company after the date of sending of this Notice and holds shares as on the cut off date i.e. Friday, August 14, 2026 can cast the vote by following the instructions as mentioned in this Notice.

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NOTICE

jj.	Investors can contact Registrar to an Issue and Share Transfer Agent (R & T Agent) of the Bank as detailed hereinafter:

R & T Agent for Equity Shares:

Ms. C Shobha Anand KFin Technologies Limited Unit: ICICI Bank Limited

Selenium Building, Tower-B

Plot No. 31 & 32, Financial District Nanakramguda, Serlingampally Hyderabad 500 032, Rangareddy Telangana, India

Tel. No.: +91-040-6716 2222

Toll free No.: 18003094001

E-mail: einward.ris@kfintech.com

Website: https://ris.kfintech.com

Investor Support Centre: https://ris.kfintech.com/clientservices/investors/isrs.aspx

R & T Agent for Bonds/Debentures:

Mr. Vijay Singh Chauhan 3i Infotech Limited

International Infotech Park, Tower # 5, 3rd Floor Vashi Railway Station Complex, Vashi

Navi Mumbai 400 703, Maharashtra, India Tel. No.: +91-22-7123 8034/35

E-mail: icicibonds@3i-infotech.com

Website: https://www.3i-infotech.com/investors/

kk.	SEBI vide its various circulars has inter-alia mandated: (a) furnishing of PAN, KYC details and nomination by the holders of physical securities

(b) payment including dividend, interest or redemption payment only through electronic mode. Further, as mandated by SEBI, Investors are requested to note that in case of non-updation of PAN or contact details or mobile number or bank account details or specimen signature in respect of physical folios, dividend/interest etc. shall be paid only through electronic mode upon furnishing all the aforesaid details in entirety.

ll.	Investors holding securities in physical form are requested to register/update their KYC details including PAN, postal address, email address, bank details etc. by submitting duly filled and signed Form ISR-1 along with such other documents as prescribed in Form ISR-1 to the R & T Agent of the

Bank. Investors holding securities in dematerialised form are requested to register/update their KYC details with their respective Depository Participants.

mm.	Investors can avail the facility of nomination in respect of securities held by them in physical form pursuant to the provisions of Section 72 of the Companies Act, 2013. Investors desiring to avail this facility may send their nomination in the prescribed Form SH-13 duly filled, to the R & T Agent of the Bank. If the Investor desires to opt out or cancel the earlier nomination and record a fresh nomination, he/she may submit the same in Form ISR-3 or Form SH-14 as the case may be. Investors holding securities in dematerialised form are requested to contact their respective Depository Participants for availing this facility.

nn.	Investors may please note that SEBI has mandated listed companies to issue the securities in dematerialised form only while processing following service requests viz. issue of duplicate securities certificate; claim from unclaimed suspense account; renewal/exchange of securities certificate; endorsement; sub-division/splitting of securities certificate; consolidation of securities certificates/ folios; transmission and transposition. Accordingly, Investors are requested to make service requests by submitting duly filled and signed Form ISR-4 to the R & T Agent of the Bank.

oo.	The Relevant Forms viz. Form ISR-1, Form ISR-3, Form ISR-4, Form SH-13 and Form SH-14 are available on the website of the Bank at https://www.icici.bank.in/about-us/invest-relations and on the website of the R & T Agent, KFin Technologies Limited (for equity shares) at https://ris.kfintech.com/clientservices/isc/isrforms.aspx and 3i Infotech Limited (for bonds/debentures) at https://www.3i-infotech.com/investor-information/.

pp.	Pursuant to the provisions of Sections 124 and 125 of the Companies Act, 2013, the dividend amounts remaining unpaid or unclaimed for a period of seven consecutive years from the date of its transfer to the Unpaid Dividend Accounts of the Company are required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government. Accordingly, the unclaimed dividend

21 | Annual Report 2025-26

NOTICE

for the financial year ended March 31, 2018, was transferred to the IEPF during financial year ended 2026. Further, as per the provisions of Section 124(6) of the Companies Act, 2013 read with the Investor Education & Protection Fund Authority (Accounting, Audit, Transfer & Refund) Rules, 2016, the equity shares in respect of which the dividend has not been claimed for seven consecutive years have been transferred by the Company to the designated demat account of the IEPF Authority.

qq.	The unclaimed dividend for the financial year ended March 31, 2019 would accordingly be transferred to IEPF in September 2026. The corresponding shares along with the unclaimed dividend would also be transferred to the demat account of the IEPF Authority.

rr.	Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2019 and subsequent years are requested to submit their claims to KFin Technologies Limited, R & T Agent of the Bank without any delay.

By Order of the Board

Prachiti D. Lalingkar

Company Secretary ACS: 20744

Mumbai, July 18, 2026

CIN: L65190GJ1994PLC021012

Website: www.icici.bank.in

E-mail: companysecretary@icici.bank.in

Registered Office: ICICI	Corporate Office:
ICICI Bank Tower	ICICI Bank Towers
Near Chakli Circle	Bandra-Kurla Complex
Old Padra Road	Mumbai 400 051
Vadodara 390 007	Phone: 022-40088900
Phone: 0265-6722239

22 | Annual Report 2025-26

NOTICE

EXPLANATORY STATEMENT UNDER SECTION 102(1) OF THE COMPANIES ACT, 2013

Item No. 4

Based on the recommendation of Board Governance, Remuneration & Nomination Committee ("BGRNC"), the Board of Directors of ICICI Bank Limited ("Bank") vide, resolution passed by circulation on June 1, 2026, approved the appointment of Mr. Ashwani Bhatia (DIN: 07423221), as an Additional Independent Director of the Bank, not liable to retire by rotation, for a term of five years with effect from June 1, 2026, subject to the approval of Members.

Mr. Bhatia possesses necessary skills, knowledge, experience and expertise required under Section 10A(2) of the Banking Regulation Act, 1949 and relevant rules/ regulations/circulars/notifications/guidelines/clarifications issued from time to time by Reserve Bank of India (“RBI”) and has the key attributes necessary to be appointed as an Independent Director on the Board of the Bank.

The BGRNC and the Board have determined that Mr. Bhatia is a fit and proper person to hold the office as an Independent Director of the Bank as per the norms prescribed by RBI and is not debarred from being appointed as a Director by the Securities and Exchange Board of India or any other authority. Further, in the opinion of the Board and based on the declaration of independence submitted by him, Mr. Bhatia is a person of integrity, has the necessary knowledge, experience and expertise for being appointed as an Independent Director and fulfils the conditions specified in the Companies Act, 2013 (“Act”) and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations“) for appointment as an Independent Director of the Bank.

In terms of the Companies (Creation and Maintenance of databank of Independent Directors) Rules, 2019 read with the Companies (Appointment and Qualification of Directors) Rules, 2014, as amended from time to time, Mr. Bhatia has enrolled his name in the online databank of Independent Directors maintained by the Government of India.

Mr. Bhatia is not disqualified from being appointed as a Director in terms of Section 164 of the Act and has given his consent to act as a Director of the Bank.

In terms of Section 160 of the Act, the Bank has received a notice from a Member signifying the intention to propose Mr. Bhatia as a candidate for the office of Independent Director of the Bank.

Given his skills, experience, expertise and stature, the Board considers it desirable and in the interest of and benefit to the Bank to appoint Mr. Bhatia as an Independent Director with effect from June 1, 2026 for a period until May 31, 2031.

Regulation 17(1C) of the SEBI Listing Regulations stipulates that approval of shareholders for appointment of a person on the Board of Directors by a listed entity, is to be taken at the next general meeting or within a time period of three months from the date of appointment, whichever is earlier. Further, as per Regulation 25(2A) of the SEBI Listing Regulations, the appointment of an Independent Director shall be subject to the approval of members by way of a Special Resolution. Keeping in view the above referred provisions, the approval of the Members of the Bank is being sought, by passing a Special Resolution, for the appointment of Mr. Bhatia as an Independent Director on the Board of the Bank.

The required details in terms of Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 4 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Bhatia and his relatives are concerned or interested, financially or otherwise, in the passing of the Resolution at Item No. 4 of the accompanying Notice.

The terms and conditions relating to the appointment of Mr. Bhatia would be available for inspection in electronic mode.

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NOTICE

Item No. 5

Based on the recommendation of the Board Governance, Remuneration & Nomination Committee (“BGRNC”), the Board of Directors of ICICI Bank Limited (“Bank”) has, at its meeting held on July 18, 2026, approved the appointment of Mr. Mrugank Paranjape (DIN: 02162026) as an Additional Independent Director of the Bank, not liable to retire by rotation, for a term of five years with effect from August 1, 2026, subject to the approval of Members.

Mr. Paranjape possesses necessary skills, knowledge, experience and expertise required under Section 10A(2) of the Banking Regulation Act, 1949 and relevant rules/ regulations/circulars/notifications/guidelines/clarifications issued from time to time by Reserve Bank of India (“RBI”) and has the key attributes necessary to be appointed as an Independent Director on the Board of the Bank.

The BGRNC and the Board have determined that Mr. Paranjape is a fit and proper person to hold the office as an Independent Director of the Bank as per the norms prescribed by RBI and is not debarred from being appointed as a Director by the Securities and Exchange Board of India or any other authority. Further, in the opinion of the Board and based on the declaration of independence submitted by him, Mr. Paranjape is a person of integrity, has the necessary knowledge, experience and expertise for being appointed as an Independent Director and fulfils the conditions specified in the Companies Act, 2013 (“Act”) and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations“) for appointment as an Independent Director of the Bank.

In terms of the Companies (Creation and Maintenance of databank of Independent Directors) Rules, 2019 read with the Companies (Appointment and Qualification of Directors) Rules, 2014, as amended from time to time, Mr. Paranjape has enrolled his name in the online databank of Independent Directors maintained by the Government of India.

Mr. Paranjape is not disqualified from being appointed as a Director in terms of Section 164 of the Act and has given his consent to act as a Director of the Bank.

In terms of Section 160 of the Act, the Bank has received a notice from a Member signifying the intention to propose Mr. Paranjape as a candidate for the office of Independent Director of the Bank.

Given his skills, experience, expertise and stature, the Board considers it desirable and in the interest of and benefit to the Bank to appoint Mr. Paranjape as an Independent Director with effect from August 1, 2026 for a period until July 31, 2031.

Regulation 17(1C) of the SEBI Listing Regulations stipulates that approval of shareholders for appointment of a person on the Board of Directors by a listed entity, is to be taken at the next general meeting or within a time period of three months from the date of appointment, whichever is earlier. Further, as per Regulation 25(2A) of the SEBI Listing Regulations, the appointment of an Independent Director shall be subject to the approval of members by way of a Special Resolution. Keeping in view the above referred provisions, the approval of the Members of the Bank is being sought, by passing a Special Resolution, for the appointment of Mr. Paranjape as an Independent Director on the Board of the Bank.

The required details in terms of Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 5 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Paranjape and his relatives are concerned or interested, financially or otherwise, in the passing of the Resolution at Item No. 5 of the accompanying Notice.

The terms and conditions relating to the appointment of Mr. Paranjape would be available for inspection in electronic mode.

Item No. 6

The Members of ICICI Bank Limited ("Bank"), vide Resolution passed through Postal Ballot on March 27, 2022, had approved the appointment of Ms. Vibha Paul Rishi (DIN:05180796), as an Independent Director of the

24 | Annual Report 2025-26

NOTICE

Bank, for a term of five consecutive years commencing from January 23, 2022 to January 22, 2027.

Reserve Bank of India has, vide its circular dated November 28, 2025, prescribed that the total tenure of Non-executive Director, continuously or otherwise, on the board of a bank, shall not exceed eight years. Ms. Rishi will complete her first term of five years as an Independent Director on January 22, 2027. The Board has, at its meeting held on June 29, 2026, based on the recommendation of the Board Governance, Remuneration & Nomination Committee and the performance evaluation, approved the re-appointment of Ms. Rishi as an Independent Director of the Bank for a second term commencing from January 23, 2027 to December 31, 2028, subject to the approval of Members, to coincide with the completion of her association with ICICI Group for 10 years.

Considering the experience of Ms. Rishi and the contribution made by her, the Board felt that continued association of Ms. Rishi as an Independent Director would be beneficial to the Bank

Ms. Rishi is not disqualified from being appointed as a Director, in terms of Section 164 of the Act and has given her consent to act as a Director of the Bank.

In the opinion of the Board and based on the declarations submitted by her, Ms. Rishi is considered a person of integrity, has the necessary knowledge, experience and expertise for being re-appointed as an Independent Director.

In terms of Section 160 of the Act, the Bank has received a notice in writing from a Member signifying the intention to propose the candidature of Ms. Rishi for the office of Director on conclusion of her term on January 22, 2027.

The required details in terms of Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 6 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Ms. Rishi and her relatives are concerned or interested, financially or otherwise, in the passing of this resolution at Item No. 6 of the accompanying Notice.

The terms and conditions relating to the re-appointment of Ms. Rishi would be available for inspection in electronic mode.

Item Nos. 7 to 10

The ICICI Bank Limited ("Bank") has a Compensation Policy in line with the guidelines issued by the Reserve Bank of India ("RBI"). The total compensation payable is a prudent mix of fixed pay and variable pay. The fixed pay includes basic pay, allowances, perquisites, contribution towards superannuation/retirals and any other form of benefits including reimbursable perquisites with monetary ceilings. The variable pay includes share linked instruments (including stock options) or cash or a mix of cash and share linked instruments (including stock options). The variable pay is determined by the Board at the recommendation of the Board Governance, Remuneration & Nomination Committee ("BGRNC") after evaluating performance vis-à-vis defined Key Performance Indicators which comprises various aspects including financial performance, risk management, compliance and stakeholder relationships. The fixed and variable pay of the Whole-time Director is subject to the approval of RBI. The Bank has put in place the provisions with respect to Malus and/or Clawback on part or all of the variable pay including unvested/vested/paid deferred variable pay.

The Board, at its meeting held on April 18, 2026, based on the recommendation of the BGRNC approved the following subject to RBI approval:

a)	payment of performance bonus of ₹ 35,207,852 to Mr. Sandeep Bakhshi and ₹ 31,543,954 each to Mr. Sandeep Batra, Mr. Rakesh Jha and Mr. Ajay Kumar Gupta for FY2026;

b)	grant of 268,350 stock options to Mr. Bakhshi and 226,000 stock options each to Mr. Batra, Mr. Jha and Mr. Gupta under the ICICI Bank Employees Stock Option Scheme-2000 for FY2026; and

c)	Subject to the RBI and Members approval, remuneration for FY2027.

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NOTICE

The break-up of the retiral benefits and perquisites are enumerated as under:

Particulars			Amount per annum (in ₹)
			Mr. Sandeep Bakhshi	Mr. Sandeep Batra	Mr. Rakesh Jha	Mr. Ajay Kumar Gupta
1.	Retirals/Superannuation benefits
	a.	Provident Fund	12% of Basic
	b.	Gratuity	8.33% of Basic
	c.	Superannuation	15% of Basic
2.	Perquisites
	a.	Free Furnished House and its maintenance/ House Rent Allowance[1]	Not availed
	b.	Conveyance Allowance/Free use of Bank's car for[2] a) Official purposes b) Private purposes	2,000,000
	c.	Club Membership[3]	2,200,000
	d.	Group Life Insurance Premium[4]	81,420
	e.	Personal Accident Insurance Premium[4]	24,780
	f.	Medical Insurance Premium	11,966
	g.	Staff home loan (maximum perquisite value)[5]	3,800,000
	h.	Soft furnishing	500,000
	i.	Other benefits[6]	1,000,000

1	Whole-time Directors are eligible for staff quarters/company leased accommodation against payment of rent.

2	Whole-time Directors are eligible for a corporate car with a maximum value of ₹ 10,000,000. The perquisite value considered is the annualised cost of car considering the write-off period of five years, i.e. ₹ 2,000,000 (₹ 10,000,000 divided by 5). The actual expense incurred for fuel, running & maintenance expenses of the cars including drivers (official/ personal) is charged as perquisite.

3	Whole-time Directors can avail membership of two clubs. The actual expense incurred on annual membership fees of hotels is charged as perquisite.

4	The insurance coverage limit for Group Life insurance and Group personal accident insurance for Whole-time Directors is ₹ 75,000,000 and ₹ 150,000,000 respectively.

5	Whole-time Directors are eligible for staff home loan of ₹ 80,000,000 at interest rate of 3.5%. The loan benefit is calculated as the difference between the SBI interest rate for perquisite calculation and staff loan interest rate.

6	Whole-time Directors are eligible for ₹ 500,000 per annum towards children education scholarship and an amount of ₹ 500,000 per annum towards reimbursement for children with special needs based on criteria as defined by the Bank for employees, however it is not availed.

The required details in terms of Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolutions at Item Nos. 7 to 10 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Bakhshi, Mr. Batra, Mr. Jha and Mr. Gupta and their relatives are concerned or interested, financially or otherwise, in the passing of these resolutions.

Item No. 11

The current term of appointment of Mr. Sandeep Bakhshi, as approved by the Members at the 29th AGM held on August 30, 2023 and RBI, would conclude on October 3, 2026.

Based on the recommendation of the Board Governance, Remuneration & Nomination Committee ("BGRNC"), the Board has, at its meeting held on January 17, 2026, approved the re appointment of Mr. Sandeep Bakhshi (DIN: 00109206) as Managing Director & Chief Executive Officer (MD & CEO) of the Bank, for a further period of two years with effect from October 4, 2026 to October 3,

26 | Annual Report 2025-26

NOTICE

2028, subject to the approval of RBI and Members. RBI has, vide its letter dated May 22, 2026 approved the re-appointment of Mr. Bakhshi for a period of two years from October 4, 2026.

Mr. Bakhshi has given his consent to act as the Director of the Bank and meets the fit and proper criteria as prescribed by RBI and is not disqualified from being appointed as a Director in terms of Section 164 of the Act.

In terms of Section 160 of the Act, the Bank has received a notice in writing from a Member signifying the intention to propose the candidature of Mr. Bakhshi for the office of Director on conclusion of his term on October 3, 2026.

The Bank has a Compensation Policy in line with the guidelines issued by RBI. The total compensation payable is a prudent mix of fixed pay and variable pay. The fixed pay includes basic pay, allowances, perquisites, contribution towards superannuation/retirals and any other form of benefits including reimbursable perquisites with monetary ceilings. The variable pay includes share linked instruments (including stock options) or cash or a mix of cash and share linked instruments (including stock options). The variable pay is determined by the Board at the recommendation of the BGRNC after evaluating performance vis-à-vis defined Key Performance Indicators which comprises various aspects including financial performance, risk management, compliance and stakeholder relationships. The fixed and variable pay of the Whole-time Director is subject to the approval of RBI. The Bank has put in place the provisions with respect to Malus and/ or Clawback on part or all of the variable pay including unvested/vested/paid deferred variable pay.

The break-up of the retiral benefits and perquisites are enumerated as under:

Particulars			Amount per annum (in ₹)
1.	Retirals/Superannuation benefits
	a.	Provident Fund	12% of Basic
	b.	Gratuity	8.33% of Basic
	c.	Superannuation	15% of Basic
2.	Perquisites
	a.	Free Furnished House and its maintenance/House Rent Allowance[1]	Not availed
	b.	Conveyance Allowance/Free use of Bank's car for[2] a) Official purposes b) Private purposes	2,000,000
	c.	Club Membership[3]	2,200,000
	d.	Group Life Insurance Premium[4]	81,420
	e.	Personal Accident Insurance Premium[4]	24,780
	f.	Medical Insurance Premium	11,966
	g.	Staff home loan (maximum perquisite value)[5]	3,800,000
	h.	Soft furnishing	500,000
	i.	Other benefits[6]	1,000,000

1	Mr. Bakhshi is eligible for staff quarters/company leased accommodation against payments of rent.

2	Mr. Bakhshi is eligible for a corporate car with a maximum value of ₹ 10,000,000. The perquisite value considered is the annualised cost of car considering the write-off period of five years, i.e. ₹ 2,000,000 (₹ 10,000,000 divided by 5). The actual expense incurred for fuel, running & maintenance expenses of the cars including drivers (official/ personal) is charged as perquisite.

3	Mr. Bakhshi can avail membership of two clubs. The actual expense incurred on annual membership fees of hotels is charged as perquisite.

4	The insurance coverage limit for Group Life insurance and Group personal accident insurance for Mr. Bakhshi is ₹ 75,000,000 and ₹ 150,000,000 respectively.

5	Mr. Bakhshi is eligible for staff home loan of ₹ 80,000,000 at interest rate of 3.5%. The loan benefit is calculated as the difference between the SBI interest rate for perquisite calculation and staff loan interest rate.

6	Mr. Bakhshi is eligible for ₹ 500,000 per annum towards children education scholarship and an amount of ₹ 500,000 per annum towards reimbursement for children with special needs based on criteria as defined by the Bank for employees, however it is not availed.

27 | Annual Report 2025-26

NOTICE

The required details in terms of Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 11 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Bakhshi and his relatives are concerned or interested, financially or otherwise, in the passing of the Resolution at Item No. 11 of the accompanying Notice.

The copy of approval granted by RBI and the terms and conditions relating to the re appointment of Mr. Bakhshi will be made available for inspection in electronic mode.

Item No. 12

The current term of appointment of Mr. Ajay Kumar Gupta as approved by the Members through postal ballot on May 14, 2024 would conclude on November 26, 2026.

Based on the recommendation of the Board Governance, Remuneration & Nomination Committee ("BGRNC"), the Board has, at its meeting held on January 17, 2026, approved the re appointment of Mr. Ajay Kumar Gupta (DIN: 07580795) as Executive Director of the Bank, for a further period of two years from November 27, 2026 until November 26, 2028, subject to the approval of RBI and Members.

Mr. Gupta has given his consent to act as the Director of the Bank and meets the fit and proper criteria as prescribed by RBI and is not disqualified from being appointed as a Director in terms of Section 164 of the Act.

In terms of Section 160 of the Act, the Bank has received a notice in writing from a Member signifying the intention to propose the candidature of Mr. Gupta for the office of Director on conclusion of his term on November 26, 2026.

The Bank has a Compensation Policy in line with the guidelines issued by RBI. The total compensation payable is a prudent mix of fixed pay and variable pay. The fixed pay includes basic pay, allowances, perquisites, contribution towards superannuation/retirals and any other form of benefits including reimbursable perquisites with monetary ceilings. The variable pay includes share linked instruments (including stock options) or cash or a mix of cash and share linked instruments (including stock options). The variable pay is determined by the Board at the recommendation of the BGRNC after evaluating performance vis-à-vis defined Key Performance Indicators which comprises various aspects including financial performance, risk management, compliance and stakeholder relationships. The fixed and variable pay of the Whole-time Director is subject to the approval of RBI. The Bank has put in place the provisions with respect to Malus and/ or Clawback on part or all of the variable pay including unvested/vested/paid deferred variable pay.

The break-up of the retiral benefits and perquisites are enumerated as under:

Particulars			Amount per annum (in ₹)
1.	Retirals/Superannuation benefits
	a.	Provident Fund	12% of Basic
	b.	Gratuity	8.33% of Basic
	c.	Superannuation	15% of Basic
2.	Perquisites
	a.	Free Furnished House and its maintenance/House Rent Allowance[1]	Not availed
	b.	Conveyance Allowance/Free use of Bank's car for[2] a) Official purposes b) Private purposes	2,000,000
	c.	Club Membership[3]	2,200,000
	d.	Group Life Insurance Premium[4]	81,420
	e.	Personal Accident Insurance Premium[4]	24,780
	f.	Medical Insurance Premium	11,966

28 | Annual Report 2025-26

NOTICE

Particulars		Amount per annum (in ₹)
g.	Staff home loan (maximum perquisite value)[5]	38,00,000
h.	Soft furnishing	500,000
i.	Other benefits[6]	1,000,000

1	Mr. Gupta is eligible for staff quarters/company leased accommodation against payments of rent.

2	Mr. Gupta is eligible for a corporate car with a maximum value of ₹ 10,000,000. The perquisite value considered is the annualised cost of car considering the write-off period of five years, i.e. ₹ 2,000,000 (₹ 10,000,000 divided by 5). The actual expense incurred for fuel, running & maintenance expenses of the cars including drivers (official/ personal is charged as perquisite.

3	Mr. Gupta can avail membership of two clubs. The actual expense incurred on annual membership fees of hotels is charged as perquisite.

4	The insurance coverage limit for Group Life insurance and Group personal accident insurance for Mr. Gupta is ₹ 75,000,000 and ₹ 150,000,000 respectively.

5	Mr. Gupta is eligible for staff home loan of ₹ 80,000,000 at interest rate of 3.5%. The loan benefit is calculated as the difference between the SBI interest rate for perquisite calculation and staff loan interest rate.

6	Mr. Gupta is eligible for ₹ 500,000 per annum towards children education scholarship and an amount of ₹ 500,000 per annum towards reimbursement for children with special needs based on criteria as defined by the Bank for employees, however it is not availed.

The required details in terms of Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 12 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Gupta and his relatives are concerned or interested, financially or otherwise, in the passing of the Resolution at Item No. 12 of the accompanying Notice.

The copy of approval granted by RBI and the terms and conditions relating to the re appointment of Mr. Gupta will be made available for inspection in electronic mode.

Item Nos. 13 to 18

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. Regulation 23(4) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) provides that such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction(s) to be entered into individually or taken together with previous transactions during a financial year exceeds the prescribed threshold.

The applicable threshold for the Company in terms of Regulation 23(1) read with Schedule XII of the SEBI Listing Regulations amounts to ₹ 50.00 billion, for an individual transaction or all taken together with previous transactions with such related party during a financial year.

Further, Section III-B of the SEBI Master Circular for compliance with the provisions of the SEBI Listing Regulations by listed entities dated July 11, 2023 (last updated on January 30, 2026) (“SEBI Master Circular on LODR”) read with Regulation 23 of SEBI Listing Regulations and Industry Standards on “Minimum information to be provided to the Audit Committee and Shareholders for approval of Related Party Transactions” (“RPT Industry Standards”), effective from September 1, 2025, mandates listed entities to place information before the Audit Committee and shareholders, wherever required, for consideration of related party transactions (RPTs). Accordingly, the details as required under RPT Industry

29 | Annual Report 2025-26

NOTICE

Standards was placed before the Audit Committee and Board for their consideration.

The Bank will enter into contracts and/or transactions and/or arrangements, as stated in the resolution No. 13 to 15 during FY2028, on an arm’s length basis and in the ordinary course of business, with the related parties mentioned therein in excess of materiality threshold.

Further, ICICI Securities Primary Dealership Limited will enter into contracts and/or transactions and/or arrangements, as stated in the resolution No. 16 to 18 during FY2028, on an arm’s length basis and in the ordinary course of business with the related parties mentioned therein in excess of materiality thresholds of the Bank and the Bank is not a party to the transaction.

The details as required under RPT Industry Standards were placed before the Audit Committee and Board for their consideration. The Audit Committee has approved these proposed transactions and the Board has recommended these proposed transactions for shareholders’ approval.

While Part B and Part C of RPT Industry Standard format prescribes multiple tables, only applicable information for specific type of transactions have been provided in the explanatory statement. The Audit Committee has reviewed the certificate provided by the Executive Director and the Chief Financial Officer confirming that the transactions are in the interest of the Bank.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the Related Party mentioned above, are concerned/interested in the above resolutions.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item Nos. 13 to 18 of the accompanying Notice for approval of the Members. Any subsequent ‘material modification’ in the proposed transactions, as defined in the 'Related Party Transactions Policy' of the Bank will be placed before the Members for prior approval. The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party(ies) shall vote to approve the Ordinary Resolution at Item Nos. 13 to 18 of the accompanying Notice.

Item No. 13: Material related party transaction of ICICI Bank Limited with ICICI Prudential Life Insurance Company Limited

Sr. No.	Particulars of the information	Information provided by the management

Part A: Minimum information of the proposed RPT

A(1).	Basic details of the related party

1.	Name	ICICI Prudential Life Insurance Company Limited
2.	Country of incorporation	India
3.	Nature of business	Life insurance

A(2).	Relationship and ownership of the related party

1.	Relationship between the listed entity and the related party	Subsidiary
	• Nature of concern	Operational/financial
	• Shareholding of the listed entity in the related party	50.89% at March 31, 2026
	• Capital contribution by the listed entity, if related party is a firm/ sole proprietorship/ body corporate without share capital	NA
	• Shareholding of the related party, whether direct or indirect, in the listed entity	Nil

30 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information provided by the management

A(3).	Details of previous transactions with the related party

1.	Total amount of all the transactions undertaken by the listed entity/subsidiary with the related party during the last financial year	A. Transactions between the Bank and the related party ₹ million

2.	Total amount of all the transactions undertaken by the listed entity/subsidiary with the related party in the current financial year up to the quarter immediately preceding the quarter in which the approval is sought	Particulars	FY2026
		Purchase of securities	4,413.8
		Sale of securities	14,582.4
		Income from services rendered	3,033.2
		Forex and derivatives transactions	1,332.0
		Insurance premium paid	773.0
		Insurance claims received	602.2
		Income from shared services	42.6
		Expenses for shared services	37.8
		Dividend received	627.0
		Profit/(loss) on exchange transactions (net)	(0.2)
		Interest paid	0.0
		Fixed deposits placed	0.0
		Grand Total	25,443.8
		Funded credit facilities (Limit)	20,025.0
		Derivatives limit	2,000.0
		B. Transactions between below mentioned subsidiaries and the related party ICICI Securities Primary Dealership Limited
			₹ million
		Particulars	FY2026
		Income from services rendered	4.1
		Purchase of securities	8,816.2
		Sale of securities	13,694.1
		Interest earned	0.5
		Insurance premium paid	1.1
		Investments in the securities of related parties	505.1
		Grand Total	23,021.1

31 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information provided by the management

ICICI Lombard General Insurance Company Limited ₹ million
Particulars	FY2026
Insurance premium earned	335.4
Purchase of securities	1,515.7
Expenses for shared services	37.3
Sale of securities	2,003.8
Dividend paid	0.1
Insurance premium paid	98.4
Insurance claims received	43.7
Grand Total	4,034.5

ICICI Pension Funds Management Limited ₹ million
Particulars	FY2026
Expenses for shared services	49.8
Insurance premium paid	1.1
Infusion in share capital	300.0
Grand Total	350.9

ICICI Securities Limited ₹ million
Particulars	FY2026
Income from services rendered	174.4
Income from shared services	0.3
Expenses for shared services	2.4
Grand Total	177.0

ICICI Home Finance Company Limited ₹ million
Particulars	FY2026
Income from services rendered	66.6
Income from shared services	1.0
Insurance premium paid	21.5
Grand Total	89.1

ICICI Prudential Asset Management Company Limited ₹ million
Particulars	FY2026
Insurance premium paid	47.7

32 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information provided by the management

		ICICI Venture Funds Management Company Limited ₹ million
		Particulars	FY2026
		Expenses for shared services	0.2
		Insurance premium earned	0.8
		Grand Total	1.0

		ICICI Investment Management Company Limited ₹ million
		Particulars	FY2026
		Insurance premium paid	1.0

		ICICI Prudential Trust Limited ₹ million
		Particulars	FY2026
		Insurance premium paid	0.0
		0.0 represents insignificant amount.

		Also refer Item No. 16
3.	Any default, if any, made by a related party concerning any obligation undertaken by it under a transaction or arrangement entered into with the listed entity during the last financial year	Nil

A(4).	Amount of the proposed transaction(s)

1.	Amount of the proposed transactions being placed for approval in the current meeting	₹ 397,900.0 million, excluding the insurance claims received at actuals
2.	Whether the proposed transactions taken together with the transactions undertaken with the related party during the current financial year would render the proposed transaction a material RPT?	Yes
3.	Value of the proposed transactions as a percentage of the listed entity’s annual consolidated turnover for FY2026	12.75%
4.	Value of the proposed transactions as a percentage of subsidiary’s annual standalone turnover for FY2026	N.A.
5.	Value of the proposed transactions as a percentage of the related party’s annual standalone turnover (since consolidated turnover is not applicable) for FY2026	74.58%
6.	Financial performance of the related party for FY2026	ICICI Prudential Life Insurance Company Limited on a standalone basis for FY2026

Particulars	₹ million
Turnover	533,555.0
Profit after tax	16,003.6
Net worth	135,017.9

33 | Annual Report 2025-26

NOTICE

A(5).	Basic details of the proposed transaction

Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2	Transaction 3	Transaction 4
1	Specific type of the proposed transaction	• Dealing in securities (issued by related parties/non related parties) • Investment in securities and interest earned thereon	Funded and non-funded credit facilities and income earned thereon	Income from services rendered

•

Insurance services (premium paid and claims received)

•

Foreign exchange and derivative transactions including gain/loss thereon

•

Repo/reverse repo transactions

•

Income from shared services

•

Expenses for shared services

•

Any other transactions

2.	Details of each type of the transaction	• Purchase/sale of securities from/ to related parties (securities issued by related or unrelated parties) • Subscription of securities issued by the related party

Funded and non-funded credit facilities are provided by the Bank as a part of its normal banking business to all customers on the basis of uniform procedures, including to the related party mentioned above.

Income from services rendered primarily includes commission earned on corporate agency, license fees and income for rendering other banking services

•

Insurance premium paid

•

Insurance claims received

•

The Bank, being an authorised dealer, deals in foreign exchange and derivatives

•

Repo/reverse repo transactions and other permitted short-term lending transactions

•

Income from shared services: The Bank recovers for certain infrastructure and other shared arrangements in line with the 'cost sharing policy' approved by the Board. In addition to above, if the Bank incurs any expenses on behalf of related parties the same is recovered from related parties.

•

Expenses for shared services: The Bank incurs expenses for certain infrastructure and other shared arrangements. In addition to this, the Bank also reimburses payments to related parties which have been incurred on behalf of the Bank.

• Any other transactions

3.	Tenure (months)	Approval is being sought for transactions undertaken during the period from April 1, 2027 to March 31, 2028. In each case, tenure is as per the terms agreed with the related party.
4.	Whether omnibus approval is sought	Yes

34 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2	Transaction 3	Transaction 4
5.	Proposed transaction value in FY2028 (₹ in million)	300,000.0	25,000.0 (including renewal of existing limits)	7,250.0	65,650.0 excluding the insurance claims received at actuals
6.	Justification as to why the RPTs proposed to be entered into are in the interest of the Bank

The Bank may invest/purchase/ sale securities (issued by related/ unrelated parties) for its balance sheet management, maintenance of required regulatory ratio, and to optimise profits from trading portfolio by taking advantage of market opportunities, etc., and the purchase/ sale can be made to various interested parties, which may include related parties of the Bank too. It is in furtherance of the banking business of the Bank and therefore, in the interest of the Bank.

The transactions are in furtherance of banking business of the Bank and are undertaken in accordance with laid down norms, policies and procedures (including credit appraisal, sanction and approval process).

The Bank, in furtherance of its banking

business, acts as a corporate agent to various insurance companies, including related parties. For sourcing such business, the Bank earns commission from the insurance company, including related parties.

The Bank’s group companies are using the Bank’s brand name/logo for their business operations and official communications. The Bank earns licence fees from all subsidiary companies for using "ICICI" brand name.

The Bank also provides various banking services such as CMS, IMPS, NEFT, cards, transaction fees, etc. from the current accounts maintained with the Bank to depositors, including related parties. The Bank earns income in the form of charges for such services.

•

Insurance premium:

ICICI Life (“Insurer”) provides various life insurance products to cover mortality risk, morbidity risk and long-term retirement benefits for the Bank’s employees for which Bank incurs premium expense.

•

Insurance claims:

The insurer settles claims as per the terms and conditions of the insurance policies based on the receipt of claims. Claims are settled on similar basis for all policies issued to related and unrelated entities.

•

Foreign exchange and derivative transactions:

Foreign exchange and derivative transactions are done in furtherance of the banking business of the Bank with its customers, including its related parties and such transactions are in the interest of the Bank.

These transact ions are undertaken pursuant to specific approvals/registrations/licenses held by the Bank and are in accordance with the applicable laws.

•

Repo/reverse repo:

These transactions are done at prevailing market rates in the ordinary course of banking business with various counter parties (related/unrelated) in accordance with applicable RBI regulations. The Bank undertakes these transactions as part of its liquidity management in the furtherance of normal banking business.

35 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2	Transaction 3	Transaction 4

•

Income from shared services:

These activities are in furtherance of the business of the Bank and therefore in the interest of the Bank.

•

Expense for shared services:

Certain expenses are incurred by the Bank for sharing infrastructure arrangements, reimbursement of expenses at actuals and hence, such transactions are in the interest of the Bank.

•

Any other transactions:

Other income/expenses in the form of fees or other compensation, for various products, services, purchase/ sale/leasing of fixed/other assets and other arrangements/ transactions among the related parties.

7.	Details of the promoter(s)/ director(s) / key managerial personnel interested in the transaction

a. Name of the director / KMP

Mr. R. K. Nair - Nil shares - Director in ICICI Life

Mr. Sandeep Batra – 26,600 shares in ICICI Life

Ms. Vibha Paul Rishi – Nil shares - Director in ICICI Life

The interest or concern of director/KMP/relatives, is limited only to the extent of their holding directorship/shareholding in ICICI Life

b. Shareholding of the director/ KMP, in the related party

8.	A copy of the valuation or other external party report, if any, shall be placed before the Audit Committee	Not applicable for the said transaction	Not applicable for the said transaction	Not applicable for the said transaction	Not applicable for the said transaction

9.	Other information relevant for decision making	Transactions will be done at prevailing market rates/fair values and on an arm’s length basis.

36 | Annual Report 2025-26

NOTICE

Part B and Part C- Applicable information as per RPT Industry Standards for specific types of transactions proposed to be undertaken:

Transaction 1:

Sr. No.	Particulars of the information	Information provided by the management
B(1).	Transactions involving dealing in securities (issued by related party/non related party)

1.	Bidding or other process, if any, applied for choosing a party for sale, purchase or supply of goods or services.	These transactions are executed in secondary market. Counterparties may or may not be known before conclusion of a transaction.
2.	Basis of determination of price

Market price/yield curve at the time of transaction or comparable quotes from non-related parties

Asset Liability Management Committee of the Bank has approved ‘Rate scan methodology’ for ensuring arm’s length of such transactions. Rate scan check is based on a predefined variance between the transaction rate and the comparable market rate. The methodology for establishing tolerance band applies uniformly to all companies irrespective of they being related parties or otherwise.

3.	In case of Trade advance (of upto 365 days or such period for which such advances are extended as per normal trade practice), if any, proposed to be extended to the related party in relation to the transaction, specify the following	Not applicable - the Bank do not make any trade advances for these kinds of transactions
a. Amount of Trade advance
b. Tenure
c. Whether same is self-liquidating?

B(3).	Transactions relating to investment made by the listed entity

1.	Source of funds in connection with the proposed transaction	Not applicable to listed Banks
2.	Where any financial indebtedness is incurred to make investment, specify the following:	Not applicable to listed Banks
a. Nature of indebtedness
b. Total cost of borrowing
c. Tenure
d. Other details
3.	Purpose for which funds shall be utilised by the investee company	The investments are primarily utilised for the growth, expansion, working capital requirement and for strengthening of solvency ratio of the related party

37 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information provided by the management
4.	Material covenants of the proposed transaction

Tenure, repayment schedule, secured/unsecured and nature of security, etc. will be as per the terms of the issuance of securities as decided by the issuer of securities. Interest rate on securities will be as per prevailing market rate at the time of issuance.

Purchase/sale of securities: All securities are purchased/sold by the Bank in accordance with the Investment Policy of the Bank and applicable RBI regulations.

The securities issued by the related party are subscribed at the prevailing market rate and on the same terms at which securities are offered to all prospective investors.

C(2).	Transactions relating to investment made by the listed entity

1.	Latest credit rating of the related party (standalone)	ICRA AAA (Stable)/CRISIL AAA (Stable)
2.	Whether any regulatory approval is required If yes, whether the same has been obtained	Regulatory approval required if any, shall be obtained at the time of investment

Transaction 2:

Sr. No.	Particulars of the information	Information provided by the management
B(2).	Transaction related to loans and advances (funded credit facilities)

1.	Source of funds in connection with the proposed transaction	Not applicable to listed Banks
2.	Where any financial indebtedness is incurred to give loan, inter-corporate deposit or advance, specify the following:	Not applicable to listed Banks
a. Nature of indebtedness
b. Total cost of borrowing
c. Tenure
d. Other details
3.	Rate of interest at which the listed entity or its subsidiary is borrowing from its bankers or other lenders	Not applicable to listed Banks
4.	Proposed interest rate to be charged by listed entity or its subsidiary from the related party.	Prevailing market rates linked to internal/external benchmark based on the facility, security and tenor requested
5.	Maturity / due date	In each case tenure depends on type of instrument and the requirement of the customer

38 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information provided by the management
6.	Repayment schedule & terms	As per the terms of the agreement
7.	Whether secured or unsecured?	Unsecured
8.	If secured, the nature of security & security coverage ratio	Not applicable
9.	The purpose for which the funds will be utilised by the ultimate beneficiary of such funds pursuant to the transaction.	The credit facilities are utilised for the growth, expansion and working capital requirement of the related party. The Bank ensures that the funds are used for the purpose specified at the time of availing credit
C(1)-	Transaction related to funded credit facilities

1.	Latest credit rating of the related party (standalone)	ICRA AAA (Stable)/CRISIL AAA (Stable)
2.	Default on borrowings, if any, over the last three financial years, by the related party from the listed entity or any other person and value of subsisting default.	Nil
FY2026
FY2025
FY2024
	Whether the account of the related party has been classified as a non-performing asset (NPA) by any of its bankers and whether such status is currently subsisting	No
	Whether the related party has been declared a “wilful defaulter” by any of its bankers and whether such status is currently subsisting	No
	Whether the related party is undergoing or facing any application for commencement of an insolvency resolution process or liquidation	No
	Whether the related party, not being an MSME, suffers from any of the disqualifications specified under Section 29A of the Insolvency and Bankruptcy Code, 2016	No

39 | Annual Report 2025-26

NOTICE

Transaction 3:

Sr. No.	Particulars of the information	Information provided by the management
B(1).	Transactions related to income from services rendered

1.	Bidding or other process, if any, applied for choosing a party for sale, purchase or supply of goods or services.	Not applicable
2.	Basis of determination of price

Income from services rendered primarily includes commission earned on corporate agency service, license fees and income for rendering other banking services. The Bank offers product and services to related parties at same or comparable price as offered to non-related parties. In case where the Bank does not offer same product or services to non-related parties, pricing is benchmarked with comparable third party transaction of the related party. In case of license fees, basis the benchmark study done by external party in the year of origination.

Corporate agency commission- as per commission policy and structure approved by the Board of ICICI Life in accordance with IRDAI (Expenses of Management, including Commission, of Insurers) Regulations, 2024 as amended from time to time.

License fees- Calculated as percentage of annual profit after tax or revenue of the related party subject to prescribed limit of regulator, if any.

Other fee income from banking services - As per card rates or negotiated rates comparable with non- related parties.

3.	In case of Trade advance (of upto 365 days or such period for which such advances are extended as per normal trade practice), if any, proposed to be extended to the related party in relation to the transaction, specify the following	Not applicable
a. Amount of Trade advance
b. Tenure
c. Whether same is self-liquidating?

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NOTICE

Transaction 4:

Sr. No.	Particulars of the information	Information provided by the management
B(1).	Transactions related to insurance premium paid, Insurance claims received, foreign exchange and derivatives transaction, income/expenses from shared services and other income/expenses transactions

1.	Bidding or other process, if any, applied for choosing a party for sale, purchase or supply of goods or services.	Not applicable
2.	Basis of determination of price

•

Premium paid: Varies based on product features such as coverage, exclusions etc. and claim history. The comparative quotes from non-related parties are benchmarked. In case where comparative quotes are not available, pricing is benchmarked with comparable third party transaction of the related party.

•

Claims received on settlement/surrender/change in insurance policy schemes: Maximum value upto sum assured as per terms of insurance policies.

•

Foreign exchange and derivatives transaction and repo/ reverse repo transaction: Based on market benchmarked rates prevailing in the market at the time of executing transaction.

Asset Liability Management Committee of the Bank has approved ‘Rate scan methodology’ for ensuring arm’s length of such transactions. Rate scan check is based on a predefined variance between the transaction rate and the comparable market rate. The methodology for establishing tolerance band applies uniformly to all companies irrespective of they being related parties or otherwise.

•

Income from shared services: Recovery of shared arrangement is on the basis of Board approved cost sharing policy.

•

Expenses for shared services: Product and services are accepted at same or comparable price as offered by non related party or based on external valuation report, if required. Reimbursement of expenses incurred on behalf of the Bank is at actuals.

•

Any other transactions: Other income/expenses for product and services are offered at same or comparable price as offered to non related party and other transactions at market benchmarked rates.

3.	In case of Trade advance (of upto 365 days or such period for which such advances are extended as per normal trade practice), if any, proposed to be extended to the related party in relation to the transaction, specify the following	Not applicable
a. Amount of Trade advance
b. Tenure
c. Whether same is self-liquidating?

41 | Annual Report 2025-26

NOTICE

Item No. 14: Material related party transaction of ICICI Bank Limited with ICICI Lombard General Insurance Company Limited

Sr. No.	Particulars of the information	Information provided by the management

Part A: Minimum information of the proposed RPT

A(1).	Basic details of the related party

1.	Name	ICICI Lombard General Insurance Company Limited
2.	Country of incorporation	India
3.	Nature of business	General insurance
A(2).	Relationship and ownership of the related party

1.	Relationship between the listed entity and the related party	Subsidiary
	• Nature of concern	Operational/financial
	• Shareholding of the listed entity in the related party	51.26% at March 31, 2026
	• Capital contribution by the listed entity, if related party is a firm/ sole proprietorship/ body corporate without share capital	NA
	• Shareholding of the related party, whether direct or indirect, in the listed entity	Nil
A(3).	Details of previous transactions with the related party
1.	Total amount of all the transactions undertaken by the listed entity/subsidiary with the related party during the last financial year	A. Transactions between the Bank and the related party ₹ million
2.

Total amount of all the transactions undertaken by the listed entity/subsidiary with the related party in the current financial year up to the quarter immediately preceding the quarter in which the approval is sought

		Particulars	FY2026
		Purchase of securities	3,082.6
		Sale of securities	3,410.4
		Income from services rendered	1,560.4
		Forex and derivatives transactions	11,808.4
		Insurance premium paid	3,093.6
		Insurance claims received	29.0
		Income from shared services	69.7
		Expenses for shared services	1.5
		Dividend received	3,449.9
		Profit/(loss) on exchange transactions (net)	78.8
		Interest paid	3.8
		Interest earned	0.1
		Fixed deposits placed	57.4
		Grand Total	26,645.8
		Funded credit facilities (Limit)	1,525.5

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NOTICE

Sr. No.	Particulars of the information	Information provided by the management
B. Transactions between below mentioned subsidiaries and the related party ICICI Securities Primary Dealership Limited ₹ million

Particulars	FY2026
Purchase of securities	2,667.8
Sale of securities	16,163.0
Insurance premium paid	11.3
Grand Total	18,842.1

ICICI Prudential Life Insurance Company Limited
₹ million
Particulars	FY2026
Insurance premium earned	98.2
Purchase of securities	2,524.1
Income form shared services	37.3
Sale of securities	995.5
Dividend received	0.1
Insurance premium paid	409.7
Insurance claims paid	43.6
Grand Total	4,108.5

ICICI Pension Funds Management Limited
₹ million
Particulars	FY2026
Insurance premium paid	2.7

ICICI Securities Limited
₹ million
Particulars	FY2026
Income from services rendered	31.3
Insurance premium paid	137.1
Grand Total	168.3

ICICI Home Finance Company Limited
₹ million
Particulars	FY2026
Income from services rendered	18.6
Insurance premium paid	194.4
Grand Total	213.0

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NOTICE

Sr. No.	Particulars of the information	Information provided by the management
ICICI Prudential Asset Management Company Limited ₹ million
Particulars	FY2026
Insurance premium paid	193.1
Insurance claims received	0.1
Grand Total	193.2

ICICI Venture Funds Management Company Limited
₹ million
Particulars	FY2026
Insurance premium paid	14.2
Insurance claims received	1.4
Grand Total	15.7

ICICI Investment Management Company Limited
₹ million
Particulars	FY2026
Insurance premium paid	2.2

ICICI Prudential Trust Limited
₹ million
Particulars	FY2026
Insurance premium paid	0.1

I-Process Services (India) Limited
₹ million
Particulars	FY2026
Insurance premium paid	6.3
Also refer Item no. 17
3.	Any default, if any, made by a related party concerning any obligation undertaken by it under a transaction or arrangement entered into with the listed entity during the last financial year	Nil
A(4). Amount of the proposed transaction(s)
1.	Amount of the proposed transactions being placed for approval in the current meeting	₹ 177,700.0 million
2.	Whether the proposed transactions taken together with the transactions undertaken with the related party during the current financial year would render the proposed transaction a material RPT?	Yes
3.	Value of the proposed transactions as a percentage of the listed entity’s annual consolidated turnover for FY2026	5.69%

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NOTICE

Sr. No.	Particulars of the information	Information provided by the management
4.	Value of the proposed transactions as a percentage of subsidiary’s annual standalone turnover for FY2026	N.A.
5.	Value of the proposed transactions as a percentage of the related party’s annual standalone turnover (since consolidated turnover is not applicable) for FY2026	50.14%
6.	Financial performance of the related party for FY2026	ICICI Lombard General Insurance Company Limited on a standalone basis for FY2026 ₹ million
Particulars	FY2026
Turnover	354,374.9
Profit after tax	27,719.4
Net worth	168,069.2

A(5).	Basic details of the proposed transaction

Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2	Transaction 3	Transaction 4
1	Specific type of the proposed transaction	• Dealing in securities (issued by related parties/non related parties) • Investment in securities and interest earned thereon	Income from services rendered	Funded and non-funded credit facilities and income earned thereon

•

Insurance services (premium paid and claims received)

•

Foreign exchange and derivative transactions including gain/loss thereon

•

Repo/reverse repo transactions

•

Income from shared services

•

Expenses for shared services

•

Any other transactions

2.	Details of each type of the transaction	• Purchase/sale of securities from/ to related parties (securities issued by related or unrelated parties) • Subscription of securities issued by the related party	Income from services rendered primarily includes commission earned on corporate agency, license fees and fee income from rendering other banking services

Funded and non-funded credit facilities are provided by the Bank as a part of its normal banking business to all customers on the basis of uniform procedures, including to the related party mentioned above.

•

Insurance premium paid

•

Insurance claims received

•

The Bank, being an authorised dealer, deals in foreign exchange and derivatives

•

Repo/reverse repo transactions and other permitted short-term lending transactions

•

Income from shared services: The Bank recovers for certain infrastructure and other shared arrangements in line with the 'cost sharing policy' approved by the Board. In addition to above, if the Bank incurs any expense on behalf of related parties the same is recovered from related parties.

45 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2	Transaction 3	Transaction 4

•

Expenses for shared services: The Bank incurs expenses for certain infrastructure and other shared arrangements. In addition to this, the Bank also reimburses payments to related parties which have been incurred on behalf of the Bank.

•

Any other transactions

3.	Tenure (months)	Approval is being sought for transactions undertaken during the period from April 1, 2027 to March 31, 2028. In each case, tenure is as per the terms agreed with the related party.
4.	Whether omnibus approval is sought	Yes
5.	Proposed transaction value in FY2028 (₹ in million)	100,000.0	3,000.0	6,000.0 (including renewal of existing limits)	68,700.0
6.	Justification as to why the RPTs proposed to be entered into are in the interest of the Bank

The Bank may invest/purchase/ sale securities (issued by related/ unrelated parties) for its balance sheet management, maintenance of required regulatory ratio, and to optimise profits from trading portfolio by taking advantage of market opportunities, etc., and the purchase/ sale can be made to various interested parties, which may include related parties of the Bank too. It is in furtherance of the banking business of the Bank and therefore, in the interest of the Bank.

The Bank, in furtherance of its banking business, acts as a corporate agent to various insurance companies, including related parties.

For sourcing such business, the Bank earns commission from the insurance company, including related parties.

The Bank’s group companies are using the Bank’s brand name/logo for their business operations and official communications.

The Bank earns licence fees from all subsidiary

companies for using "ICICI" brand name.

The transactions are in furtherance of banking business of the Bank and are undertaken in accordance with laid down norms, policies and procedures (including credit appraisal, sanction and approval process).

•

Insurance premium:

ICICI General (“Insurer”) provides  various  non-life coverages to cover losses arising from medical emergencies, accidents, thefts and accidental risk and other miscellaneous insurance products such as motor, fire, travel etc. for the Bank’s employees or for the Bank for which Bank incurs premium expense.

•

Insurance claims

The insurer settles claims as per the terms and conditions of the insurance policies based on the receipt of claims. Claims are settled on similar basis for all policies issued to related and unrelated entities.

46 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2	Transaction 3	Transaction 4

The Bank also provides various banking services such as CMS, IMPS, NEFT, cards, transaction fees, etc. from the current accounts maintained with the Bank to depositors, including related parties.

The Bank earns income in the form of charges for such services.

•

Foreign exchange and derivative transactions:

Foreign exchange and derivative transactions are done in furtherance of the banking business of the Bank with its customers, including its related parties and such transactions are in the interest of the Bank.

These transactions are undertaken pursuant to specific approvals/registrations/licenses held by the Bank and are in accordance with the applicable laws.

•

Repo/reverse repo:

These transactions are done at prevailing market rates in the ordinary course of banking business with various counter parties (related/unrelated) in accordance with applicable RBI regulations. The Bank undertakes these transactions as part of its liquidity management in the furtherance of normal banking business.

•

Income from shared services:

These activities are in furtherance of the business of the Bank and therefore in the interest of the Bank

•

Expense for shared services:

Certain expenses are incurred by the Bank for sharing infrastructure arrangements, reimbursement of expenses at actuals and hence, such transactions are in the interest of the Bank

47 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2	Transaction 3	Transaction 4

•

Any other transactions:

Other income/expenses in the form of rent, fees or other compensation, for various products, services, purchase/ sale of movable/immovable assets, and other arrangements/ transactions among the related parties

7.	Details of the promoter(s)/ director(s) / key managerial personnel interested in the transaction
a. Name of the director / KMP

Mr. Sandeep Batra – Nil shares - Director in ICICI General

Mr. Rakesh Jha- Nil shares - Director in ICICI General

The interest or concern of director/KMP/relatives, is limited only to the extent of their holding directorship/shareholding in ICICI General

b. Shareholding of the director / KMP, in the related party
8.	A copy of the valuation or other external party report, if any, shall be placed before the Audit Committee	Not applicable for the said transaction	Not applicable for the said transaction	Not applicable for the said transaction	Not applicable for the said transaction
9.	Other information relevant for decision making	Transactions will be done at prevailing market rates/fair values and on an arm’s length basis

48 | Annual Report 2025-26

NOTICE

Part B and Part C- Applicable information as per RPT Industry Standards for specific types of transactions proposed to be undertaken:

Transaction 1:

Sr. No.	Particulars of the information	Information provided by the management
B(1).	Transactions involving dealing in securities (issued by related party/non related party)

1.	Bidding or other process, if any, applied for choosing a party for sale, purchase or supply of goods or services.	These transactions are executed in secondary market. Counterparties may or may not be known before conclusion of a transaction
2.	Basis of determination of price

Market price/yield curve at the time of transaction or comparable quotes from non-related parties

Asset Liability Management Committee of the Bank has approved ‘Rate scan methodology’ for ensuring arm’s length of such transactions. Rate scan check is based on a predefined variance between the transaction rate and the comparable market rate. The methodology for establishing tolerance band applies uniformly to all companies irrespective of they being related parties or otherwise.

3.	In case of Trade advance (of upto 365 days or such period for which such advances are extended as per normal trade practice), if any, proposed to be extended to the related party in relation to the transaction, specify the following	Not applicable - the Bank do not make any trade advances for these kinds of transactions
a. Amount of Trade advance
b. Tenure
c. Whether same is self-liquidating?
B(3).	Transactions relating to investment made by the listed entity

1.	Source of funds in connection with the proposed transaction	Not applicable to listed Banks
2.	Where any financial indebtedness is incurred to make investment, specify the following:	Not applicable to listed Banks
a. Nature of indebtedness
b. Total cost of borrowing
c. Tenure
d. Other details
3.	Purpose for which funds shall be utilised by the investee company.	The investments are primarily utilised for the growth, expansion, working capital requirement and for strengthening of solvency ratio of the related party

49 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information provided by the management
4.	Material covenants of the proposed transaction

Tenure, repayment schedule, secured/unsecured and nature of security, etc. will be as per the terms of the issuance of securities as decided by the issuer of securities. Interest rate on securities will be as per prevailing market rate at the time of issuance.

Purchase/sale of securities: All securities are purchased/sold by the Bank in accordance with the Investment Policy of the Bank and applicable RBI regulations.

The securities issued by the related party are subscribed at the prevailing market rate and on the same terms at which securities are offered to all prospective investors.

C(2).	Transactions relating to investment made by the listed entity

1.	Latest credit rating of the related party (standalone)	ICRA AAA (Stable)
2.	Whether any regulatory approval is required If yes, whether the same has been obtained	Regulatory approval required if any, shall be obtained at the time of investment

Transaction 2:

Sr. No.	Particulars of the information	Information provided by the management
B(1).	Transactions related to income from services rendered

1.	Bidding or other process, if any, applied for choosing a party for sale, purchase or supply of goods or services.	Not applicable
2.	Basis of determination of price

Income from services rendered primarily includes commission earned on corporate agency service, license fees and cash management service (CMS) charges and fee income from rendering other banking services. The Bank offers product and services at same or comparable price as offered to non related parties. In case where the Bank does not offer same product or services to non related parties, pricing is benchmarked with comparable third party transaction of the related party. In case of license fees, basis the benchmark study done by external party in the year of origination.

Corporate agency commission- as per commission policy and structure approved by the Board of ICICI General

License fees- Calculated as percentage of profit after tax or revenue of the respective entity subject to prescribed limit of regulator, if any.

Other fee income from banking services - As per card rates or negotiated rates comparable with non related parties

50 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information provided by the management
3.	In case of Trade advance (of upto 365 days or such period for which such advances are extended as per normal trade practice), if any, proposed to be extended to the related party in relation to the transaction, specify the following	Not applicable
a. Amount of Trade advance
b. Tenure
c. Whether same is self-liquidating?

Transaction 3:

Sr. No.	Particulars of the information	Information provided by the management
B(2).	Transaction related to loans and advances (funded credit facilities)

1.	Source of funds in connection with the proposed transaction	Not applicable to listed Banks
2.	Where any financial indebtedness is incurred to give loan, inter-corporate deposit or advance, specify the following:	Not applicable to listed Banks
a. Nature of indebtedness
b. Total cost of borrowing
c. Tenure
d. Other details
3.	Rate of interest at which the listed entity or its subsidiary is borrowing from its bankers or other lenders	Not applicable to listed Banks
4.	Proposed interest rate to be charged by listed entity or its subsidiary from the related party.	Prevailing market rates linked to internal/external benchmark based on the facility, security and tenor requested.
5.	Maturity / due date	In each case tenure depends on type of instrument and the requirement of the customer.
6.	Repayment schedule & terms	As per the terms of the agreement
7.	Whether secured or unsecured?	Unsecured
8.	If secured, the nature of security & security coverage ratio	Not applicable
9.	The purpose for which the funds will be utilised by the ultimate beneficiary of such funds pursuant to the transaction.	The credit facilities are utilised for the growth, expansion and working capital requirement of the related party. The Bank ensures that the funds are used for the purpose specified at the time of availing credit
C(1)-	Transaction related to funded credit facilities

1.	Latest credit rating of the related party (standalone)	ICRA AAA (Stable)
2.	Default on borrowings, if any, over the last three financial years, by the related party from the listed entity or any other person and value of subsisting default.	Nil
FY2026
FY2025
FY2024

51 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information provided by the management
	Whether the account of the related party has been classified as a non-performing asset (NPA) by any of its bankers and whether such status is currently subsisting	No
	Whether the related party has been declared a “wilful defaulter” by any of its bankers and whether such status is currently subsisting	No
	Whether the related party is undergoing or facing any application for commencement of an insolvency resolution process or liquidation	No
	Whether the related party, not being an MSME, suffers from any of the disqualifications specified under Section 29A of the Insolvency and Bankruptcy Code, 2016	No

Transaction 4:

Sr. No.	Particulars of the information	Information provided by the management
B(1).	Transactions related to insurance premium paid, Insurance claims received, foreign exchange and derivatives transaction, income/expenses from shared services and other income/expenses

1.	Bidding or other process, if any, applied for choosing a party for sale, purchase or supply of goods or services.	Not applicable
2.	Basis of determination of price

•

Premium paid: Varies based on product features such as coverage, exclusions etc. and claim history. The comparative quotes from non related parties are benchmarked. In case where comparative quotes are not available, pricing is benchmarked with comparable third-party transaction of the related party.

•

Claims received: Maximum value upto sum assured as per terms of insurance policies

•

Foreign exchange and derivatives transaction and repo/ reverse repo transaction: Based on market benchmarked rates prevailing in the market at the time of executing transaction

Asset Liability Management Committee of the Bank has approved ‘Rate scan methodology’ for ensuring arm’s length of such transactions. Rate scan check is based on a predefined variance between the transaction rate and the comparable market rate. The methodology for establishing tolerance band applies uniformly to all companies irrespective of they being related parties or otherwise.

52 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information provided by the management

•

Income from shared services: Recovery of shared arrangement is on the basis of Board approved cost sharing policy.

•

Expenses for shared services: Product and services are accepted at same or comparable price as offered by non related party or based on external valuation report, if required. Reimbursement of expenses incurred on behalf of the Bank is at actuals.

•

Any other transactions: Other income/expenses for product and services are offered at same or comparable price as offered to non related party and other transactions at market benchmarked rates

3.	In case of Trade advance (of upto 365 days or such period for which such advances are extended as per normal trade practice), if any, proposed to be extended to the related party in relation to the transaction, specify the following	Not applicable
a. Amount of Trade advance
b. Tenure
c. Whether same is self-liquidating?

Item No. 15: Material related party transaction of ICICI Bank Limited with India Infradebt Limited

Sr. No.	Particulars of the information	Information provided by the management

Part A: Minimum information of the proposed RPT

A(1).	Basic details of the related party

1.	Name	India Infradebt Limited
2.	Country of incorporation	India
3.	Nature of business	Infrastructure re-finance
A(2).	Relationship and ownership of the related party

1.	Relationship between the listed entity and the related party	Associate
	• Nature of concern	Operational/financial
	• Shareholding of the listed entity in the related party	42.33% at March 31, 2026
	• Capital contribution by the listed entity, if related party is a firm/ sole proprietorship/ body corporate without share capital	NA
	• Shareholding of the related party, whether direct or indirect, in the listed entity	Nil

53 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information provided by the management
A(3).	Details of previous transactions with the related party

1.	Total amount of all the transactions undertaken by the listed entity/subsidiary with the related party during the last financial year	A. Transactions between the Bank and the related party ₹ million
2.

Total amount of all the transactions undertaken by the listed entity/subsidiary with the related party in the current financial year up to the quarter immediately preceding the quarter in which the approval is sought

	Particulars	FY2026
	Investments in the securities of related parties	12,696.4
	Redemption of bonds/debentures	1,700.0
	Sale of Loan	3,569.1
	Income from services rendered	10.9
	Dividend received	106.5
	Interest earned	122.7
	Grand Total	18,205.6
	B. Transactions between below mentioned subsidiaries and the related party

	ICICI Securities Primary Dealership Limited
		₹ million
	Particulars	FY2026
	Income from services rendered	3.2
	Investments in the securities of related parties	5,973.8
	Interest earned	8.5
	Grand Total	5,985.5

	ICICI Lombard General Insurance Company Limited
		₹ million
	Particulars	FY2026
	Insurance premium earned	2.7
	Interest earned	143.3
	Redemption of bonds/debentures	1,000.0
	Grand Total	1,146.0

	ICICI Prudential Life Insurance Company Limited
		₹ million
	Particulars	FY2026
	Insurance premium earned	0.6
	Interest earned	142.7
	Grand Total	143.2
	Also refer Item No. 18

3.	Any default, if any, made by a related party concerning any obligation undertaken by it under a transaction or arrangement entered into with the listed entity during the last financial year	Nil

54 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information provided by the management
A(4). Amount of the proposed transaction(s)
1.	Amount of the proposed transactions being placed for approval in the current meeting	₹ 181,000.0 million
2.	Whether the proposed transactions taken together with the transactions undertaken with the related party during the current financial year would render the proposed transaction a material RPT?	Yes
3.	Value of the proposed transactions as a percentage of the listed entity’s annual consolidated turnover for FY2026	5.80%
4.	Value of the proposed transactions as a percentage of subsidiary’s annual standalone turnover for FY2026	N.A.
5.	Value of the proposed transactions as a percentage of the related party’s annual standalone turnover (since consolidated turnover is not applicable) for FY2026	More than 100% (641.52%)
6.	Financial performance of the related party for FY2026	India Infradebt Limited on a standalone basis for FY2026
Particulars	₹ million
Turnover	28,214.0
Profit after tax	6,020.3
Net worth	41,786.5

A(5).	Basic details of the proposed transaction

Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2	Transaction 3
1	Specific type of the proposed transaction	• Dealing in securities (issued by related parties/non related parties) • Investment in securities and interest earned thereon	Purchase and/or sale of loans	• Income from services rendered • Foreign exchange and derivative transactions, including gain/loss thereon • Income from shared services • Expenses for shared services • Any other transactions
2.	Details of each type of the transaction	• Purchase/sale of securities from/ to related parties (securities issued by related or unrelated parties) • Subscription of securities issued by the related party	Purchase and/or sale of loans

•

Income from services rendered primarily includes arranger fee and income for rendering banking and other services

•

 The Bank, being an authorised dealer, deals in foreign exchange and derivatives

•

Income from shared services: The Bank recovers for certain infrastructure and other shared arrangements in line with the 'cost sharing policy' approved by the Board. In addition to above, if the Bank incurs any expense on behalf of related parties the same is recovered from related parties.

55 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2	Transaction 3

•

Expenses for shared services: The Bank incurs expenses for certain infrastructure and other shared arrangements. In addition to this, the Bank also reimburses payments to related parties which have been incurred on behalf of the Bank.

•

Any other transactions

3.	Tenure (months)	Approval is being sought for transactions undertaken during the period from April 1, 2027 to March 31, 2028. In each case, tenure is as per the terms agreed with the related party.
4.	Whether omnibus approval is sought	Yes
5.	Proposed transaction value in FY2028 (₹ in million)	150,000.0	30,000.0	1,000.0
6.	Justification as to why the RPTs proposed to be entered into are in the interest of the Bank

The Bank may invest/purchase/ sale securities (issued by related/ unrelated parties) for its balance sheet management, maintenance of required regulatory ratio, and to optimise profits from trading portfolio by taking advantage of market opportunities, etc., and the purchase/ sale can be made to various interested parties, which may include related parties of the Bank too. It is in furtherance of the banking business of the Bank and therefore, in the interest of the Bank.

The Bank actively engages in purchase/sale of loans (from/ to related/ unrelated parties) in accordance with applicable RBI regulations, for its management and to optimise profits of portfolio exposure.

•

Income from services rendered:

- Income from banking and other services:

The Bank provides various banking services such as CMS, IMPS, NEFT, cards, transaction fees, etc. from the current accounts maintained with the Bank to depositors, including related parties. The Bank earns income in the form of charges for such services.

- Arranger Fee:

Bank earns fees upon acting as an arranger for bonds issued by related parties. This is in furtherance of the business activities of the Bank and therefore, in the interest of the Bank.

•

Foreign exchange and derivative transactions:

Foreign exchange and derivative transactions are done in furtherance of the banking business of the Bank with its customers, including its related parties and such transactions are in the interest of the Bank.

These transactions are undertaken pursuant to specific approvals/registrations/licenses held by the Bank and are in accordance with the applicable laws.

•

Income from shared services:

These activities are in furtherance of the business of the Bank and therefore in the interest of the Bank

56 | Annual Report 2025-26

NOTICE

Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2	Transaction 3

•

Expense for shared services:

Certain expenses are incurred by the Bank for sharing infrastructure arrangements, reimbursement of expenses at actuals and hence, such transactions are in the interest of the Bank

•

Any other transactions:

Other income/expenses in the form of rent, fees or other compensation, for various products, services, purchase/sale of movable/immovable assets, and other arrangements/transactions among the related parties

7.	Details of the promoter(s)/ director(s) / key managerial personnel interested in the transaction
	a. Name of the director / KMP	Nil The interest or concern of director/KMP/relatives, is limited only to the extent of their holding directorship/shareholding in India Infradebt
b. Shareholding of the director / KMP, in the related party
8.	A copy of the valuation or other external party report, if any, shall be placed before the Audit Committee	Not applicable for the said transaction	Not applicable for the said transaction	Not applicable for the said transaction
9.	Other information relevant for decision making	Transactions will be done at prevailing market rates/fair values and on an arm’s length basis

57 | Annual Report 2025-26

NOTICE

Part B and Part C- Applicable information as per RPT Industry Standards for specific types of transactions proposed to be undertaken:

Transaction 1:

Sr. No.	Particulars of the information	Information provided by the management
B(1).	Transactions involving dealing in securities (issued by related party/non related party)

1.	Bidding or other process, if any, applied for choosing a party for sale, purchase or supply of goods or services.	These transactions are executed in secondary market. Counterparties may or may not be known before conclusion of a transaction
2.	Basis of determination of price

Market price/yield curve at the time of transaction or comparable quotes from non-related parties

Asset Liability Management Committee of the Bank has approved ‘Rate scan methodology’ for ensuring arm’s length of such transactions. Rate scan check is based on a predefined variance between the transaction rate and the comparable market rate. The methodology for establishing tolerance band applies uniformly to all companies irrespective of they being related parties or otherwise

3.	In case of Trade advance (of upto 365 days or such period for which such advances are extended as per normal trade practice), if any, proposed to be extended to the related party in relation to the transaction, specify the following	Not applicable - the Bank do not make any trade advances for these kinds of transactions
a. Amount of Trade advance
b. Tenure
c. Whether same is self-liquidating?
B(3).	Transactions relating to investment made by the listed entity

1.	Source of funds in connection with the proposed transaction	Not applicable to listed Banks
2.	Where any financial indebtedness is incurred to make investment, specify the following:	Not applicable to listed Banks
a. Nature of indebtedness
b. Total cost of borrowing
c. Tenure
d. Other details
3.	Purpose for which funds shall be utilised by the investee company.	The investment are primarily utilised for growth, expansion and working capital requirement

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NOTICE

Sr. No.	Particulars of the information	Information provided by the management
4.	Material covenants of the proposed transaction

Tenure, repayment schedule, secured/unsecured and nature of security, etc. will be as per the terms of the issuance of securities as decided by the issuer of securities. Interest rate on securities will be as per prevailing market rate at the time of issuance.

Purchase/sale of securities: All securities are purchased/sold by the Bank in accordance with the Investment Policy of the Bank and applicable RBI regulations.

The securities issued by the related party are subscribed at the prevailing market rate and on the same terms at which securities are offered to all prospective investors.

C(2).	Transactions relating to investment made by the listed entity
1.	Latest credit rating of the related party (standalone)	CRISIL AAA (Stable)/ICRA AAA (Stable)
2.	Whether any regulatory approval is required If yes, whether the same has been obtained	Regulatory approval required if any, shall be obtained at the time of investment

Transaction 2:

Sr. No.	Particulars of the information	Information provided by the management
B(1).	Transactions involving purchase and/or sale of loans
1.	Bidding or other process, if any, applied for choosing a party for sale, purchase or supply of goods or services.	Not applicable
2.	Basis of determination of price

The loan portfolio is bought/sold at same or comparable price as offered to non related parties. In case where the Bank does not offer similar loan portfolio to non related parties, a confirmation is taken from related parties stating similar price/rate is offered to non related parties to ensure arm’s length of transaction.

Transactions are done at prevailing market rates/fair values

3.	In case of Trade advance (of upto 365 days or such period for which such advances are extended as per normal trade practice), if any, proposed to be extended to the related party in relation to the transaction, specify the following	Not applicable - the Bank do not make any trade advances for these kinds of transactions
a. Amount of Trade advance
b. Tenure
c. Whether same is self-liquidating?

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NOTICE

Transaction 3:

Sr. No.	Particulars of the information	Information provided by the management
B(1).	Transactions related to income from services rendered and any other transactions.

1.	Bidding or other process, if any, applied for choosing a party for sale, purchase or supply of goods or services.	Not applicable
2.	Basis of determination of price

•

Income from banking and other services: The Bank offers products and services to related parties at same or comparable price as offered to non related parties. In case where the Bank does not offer same product or services to non related parties, pricing is benchmarked with comparable third party transaction of the related party.

•

Arranger fees: based on comparable price as offered to non related party for the similar issuance

•

Foreign exchange and derivative transactions: Based on market benchmarked rates prevailing in the market at the time of executing transaction. Asset Liability Management Committee of the Bank has approved ‘Rate scan methodology’ for ensuring arm’s length of such transactions. Rate scan check is based on a predefined variance between the transaction rate and the comparable market rate. The methodology for establishing tolerance band applies uniformly to all companies irrespective of they being related parties or otherwise.

•

Income from shared services: Recovery of shared arrangement is on the basis of Board approved cost sharing policy.

•

Expenses for shared services: Product and services are accepted at same or comparable price as offered by non related party or based on external valuation report, if required. Reimbursement of expenses incurred on behalf of the Bank is at actuals.

•

Any other transactions: Other income/expenses for product and services are offered at same or comparable price as offered to non related party. The pricing is as per card rates or negotiated rates comparable with non- related parties and other transactions at market benchmarked rates.

3.

In case of Trade advance (of upto 365 days or such period for which such advances are extended as per normal trade practice), if any, proposed to be extended to the related party in relation to the transaction, specify the following

Not applicable
a. Amount of Trade advance
b. Tenure
c. Whether same is self-liquidating?

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NOTICE

Item No. 16: Material related party transaction of ICICI Securities Primary Dealership Limited with ICICI Prudential Life Insurance Company Limited

Sr. No.	Particulars of the information	Information provided by the management

Part A: Minimum information of the proposed RPT

A(1).	Basic details of the related party

1.	Name	ICICI Prudential Life Insurance Company Limited
2.	Country of incorporation	India
3.	Nature of business	Life insurance
A(2).	Relationship and ownership of the related party

1.	Relationship between the subsidiary and the related party	Fellow subsidiary of ICICI Securities Primary Dealership
	• Nature of concern	Operational/financial
	• Shareholding of the subsidiary in the related party	Nil at March 31, 2026
	• Capital contribution by the subsidiary, if related party is a firm/ sole proprietorship/ body corporate without share capital	NA
	• Shareholding of the related party, whether direct or indirect, in the subsidiary	Nil
A(3).	Details of previous transactions with the related party

1.	Total amount of all the transactions undertaken by the subsidiary with the related party during the last financial year	A. Transactions between ICICI Securities Primary Dealership and the related party ₹ million

2.	Total amount of all the transactions undertaken by the subsidiary with the related party in the current financial year up to the quarter immediately preceding the quarter in which the approval is sought	Particulars	FY2026
		Purchase of securities	8,816.2
		Investments in the securities of	505.1
		Sale of securities	13,694.1
		Insurance premiumpaid	1.1
		Income from servicesrendered	4.1
		Interest earned	0.5
		Grand Total	23,021.1

B. Transactions between below mentioned subsidiaries and the related party
Refer part B of sr. no. 2 A(3) of Item No. 13 for this information.
3.	Any default, if any, made by a related party concerning any obligation undertaken by it under a transaction or arrangement entered into with the listed entity during the last financial year	Nil
A(4).	Amount of the proposed transaction(s)

1.	Amount of the proposed transactions being placed for approval in the current meeting	₹ 303,000.0 million
2.	Whether the proposed transactions taken together with the transactions undertaken with the related party during the current financial year would render the proposed transaction a material RPT?	Yes

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Sr. No.	Particulars of the information	Information provided by the management
3.	Value of the proposed transactions as a percentage of the listed entity’s annual consolidated turnover for FY2026	9.71%
4.

Value of the proposed transactions as a percentage of subsidiary’s annual standalone turnover for FY2026 (in case of a transaction involving the subsidiary and where the listed entity is not a party to the transaction)

		More than 100% (1055.85%)
5.	Value of the proposed transactions as a percentage of the related party’s annual standalone turnover (since consolidated turnover is not applicable) for FY2026	56.79%
6.	Financial performance of the related party for FY2026	Refer sr. no. 6 of A(4) of Item No. 13 for this information.
A(5).	Basic details of the proposed transaction

Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2
1	Specific type of the proposed transaction	• Dealing in securities (issued by related parties/non related parties) • Investment in securities and interest earned thereon • Borrowing through debt securities and interest expensed thereon

•

Insurance services (premium paid and claims received)

•

Income from services rendered

•

Expenses for services received

•

Income from shared services

•

Expenses for shared services

•

Any other transactions

2.	Details of each type of the transaction	• Purchase/sale of securities from/to related parties (securities issued by related or unrelated parties) • Subscription of securities issued by the related party • Borrowing through debt securities

•

Insurance premium paid

•

 Insurance claims received

•

Income from services rendered including arranger fees

•

Expenses for services received: Expenses in the form of fees or other compensation incurred for various products and services

•

Income from shared services: The Company recovers for certain infrastructure and other shared arrangements in line with the board approved Group cost sharing policy. In addition to above, if the company incurs any expense on behalf of related parties the same is recovered from related parties.

•

Expenses for shared services: The company incurs expenses for certain infrastructure and other shared arrangements. In addition to this, the company also reimburses payments to related parties which have been incurred on behalf of the company.

•

Any other transactions

3.	Tenure (months)	Approval is being sought for transactions undertaken during the period from April 1, 2027 to March 31, 2028. In each case, tenure is as per the terms agreed with the related party.

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Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2
4.	Whether omnibus approval is sought	Yes
5.	Proposed transaction value in FY2028 (₹ in million)	300,000.0	3,000.0
6.	Justification as to why the RPTs proposed to be entered into are in the interest of the subsidiary

ICICI Securities Primary Dealership is a Non-Banking Financial Company (NBFC) holding a Primary Dealership licence issued by the Reserve Bank of India (RBI). By virtue of its business model, it is actively engaged in trading, investment, and market-making in government securities and other fixed income instruments.

In the ordinary course of its business, ICICI Securities Primary Dealership undertakes transactions in securities with various counterparties, including related parties. These transactions comprise:

•

Investment in securities issued by related parties in the primary market; and

•

Purchase and sale of securities (issued by related or unrelated parties) with/ to related parties in the secondary market.

Such transactions form an integral part of its balance sheet management, liquidity management, and trading activities, including maintenance of statutory and regulatory requirements, as well as optimisation of returns through market opportunities.

Further, ICICI Securities Primary Dealership also raises funds through issuance of debt securities in accordance with applicable RBI regulations, which is essential for funding its operations and supporting its primary dealership activities.

All such transactions are undertaken in the ordinary course of business, on an arm’s length basis, and in compliance with applicable regulatory guidelines. Accordingly, these transactions are in the interest of ICICI Securities Primary Dealership.

•

Insurance premium:

ICICI Life (“Insurer”) provides various life insurance products to cover mortality risk, morbidity risk and long-term retirement benefits for the ICICI Securities Primary Dealership’s employees for which the company incurs premium expense.

•

Insurance claims:

The insurer settles claims as per the terms and conditions of the insurance policies based on the receipt of claims. Claims are settled on a similar basis for all policies issued to related and unrelated entities.

•

Income from services rendered: Arranger fee

ICICI Securities Primary Dealership earns fees upon acting as an arranger for bonds issued by related parties.

•

Expense for services received:

Other expenses in the form of rent, fees or other compensation, for various products, services

•

Income from shared services:

These activities are in furtherance of the business and therefore in the interest of the company

•

Expense for shared services:

Certain expenses are incurred by the company for sharing infrastructure arrangements, reimbursement of expenses at actuals and hence, such transactions are in the interest of the company

•

Any other transactions:

Other income/expenses in the form of fees or other compensation, for various products, services, purchase/sale/leasing of fixed/other assets and other arrangements/transactions among the related parties

All the above transactions are in the furtherance of the company’s business

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NOTICE

Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2
7.	Details of the promoter(s)/ director(s) / key managerial personnel interested in the transaction
	a. Name of the director / KMP	Nil The interest or concern of director/KMP/relatives, is limited only to the extent of their holding directorship/shareholding in ICICI Securities Primary Dealership
b. Shareholding of the director / KMP, in the related party
8.	A copy of the valuation or other external party report, if any, shall be placed before the Audit Committee	Not applicable for the said transaction	Not applicable for the said transaction
9.	Other information relevant for decision making	Transactions will be done at prevailing market rates/fair values and on an arm’s length basis

Part B and Part C- Applicable information as per RPT Industry Standards for specific types of transactions proposed to be undertaken:

Transaction 1:

Sr. No.	Particulars of the information	Information provided by the management
B(1).	Transactions involving dealing in securities (issued by related party/non related party)

1.	Bidding or other process, if any, applied for choosing a party for sale, purchase or supply of goods or services.	These transactions are executed in secondary market. Counterparties may or may not be known before conclusion of a transaction.
2.	Basis of determination of price	Market price
3.	In case of Trade advance (of upto 365 days or such period for which such advances are extended as per normal trade practice), if any, proposed to be extended to the related party in relation to the transaction, specify the following	Not applicable – ICICI Securities Primary Dealership does not make any trade advances for these kinds of transactions
a. Amount of Trade advance
b. Tenure
c. Whether same is self-liquidating?

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Sr. No.	Particulars of the information	Information provided by the management
B(3).	Transactions relating to investment made by the listed entity

1.	Source of funds in connection with the proposed transaction	Borrowings from market like call, notice, term, inter corporate deposits, commercial paper and corporate repo borrowings and bonds issuances
2.	Where any financial indebtedness is incurred to make investment, specify the following:
	a. Nature of indebtedness	Proceeds of short-term and long-term borrowings from market are in the form of call, notice, term, inter corporate deposits, commercial paper and corporate repo borrowings and bonds issuances
	b. Total cost of borrowing	Cost of borrowing will depend on prevailing market conditions at the time of transactions
	c. Tenure	Call, notice, term, inter corporate deposits, commercial paper and corporate repo borrowings: upto 365 days Bonds issuances: upto 10 years
	d. Other details	Nil
3.	Purpose for which funds shall be utilised by the investee company.	The investments are primarily utilised for operations purposes and to meet solvency requirement in accordance with extant regulatory guidelines.
4.	Material covenants of the proposed transaction

Tenure, repayment schedule, secured/unsecured and nature of security, etc. will be as per the terms of the issuance of securities as decided by the issuer of securities. Interest rate on securities will be as per prevailing market rate at the time of issuance.

All investments are made in accordance with the Investment Policy and applicable RBI regulations.

The securities issued by the related party are subscribed at the prevailing market rate and on the same terms at which securities are offered to all prospective investors.

B(5).	Transactions relating to borrowing through debt securities

1.	Material covenants of the proposed transaction.

Tenure, repayment schedule, secured/unsecured and nature of security, etc. will be as per the terms of the issuance of securities. Interest rate on securities will be as per prevailing market rate at the time of issuance.

The securities are subscribed at the prevailing market rate and on the same terms at which securities are offered to all prospective investors.

2.	Interest rate (in terms of numerical value or base rate and applicable spread)	Market benchmarked. Same coupon/interest as offered to unrelated parties for similar tenure, rating and security.
3.	Cost of borrowing Note: This shall include all costs associated with the borrowing	In addition to the interest rate, may include fees or charges paid to arrangers or other intermediaries and other type of fees/payment/charges as may be required to be paid under applicable laws
4.	Maturity / due date	As per the term sheet for each issuance

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Sr. No.	Particulars of the information	Information provided by the management
5.	Repayment schedule & terms	As per the term sheet for each issuance
6.	Whether secured or unsecured	May be secured or unsecured as per the term sheet for each issuance
7.	If secured, the nature of security & security coverage ratio	Nature of security: Movable/immovable assets of the company Security coverage ratio: Variable based on the borrowing amount
8.	The purpose for which the funds will be utilized by the listed entity / subsidiary	The funds are primarily utilised for operations purposes and augmenting capital.
C(2).	Transactions relating to investment made by the listed entity

1.	Latest credit rating of the related party (standalone)	ICRA AAA (Stable)/CRISIL AAA (Stable)
2.	Whether any regulatory approval is required If yes, whether the same has been obtained	Regulatory approval required if any, shall be obtained at the time of investment
C(4).	Disclosure only in case of transactions relating to borrowings by the listed entity or its subsidiary

1.	Debt to Equity Ratio of the listed entity or its subsidiary based on last audited financial statements.
	a. Before transaction	12.88
	b. After transaction	May vary depending on size of issue
2.	Debt Service Coverage Ratio of the listed entity or its subsidiary based on last audited financial statements.
	a. Before transaction	0.93
	b. After transaction	May vary depending on size of issue

Transaction 2:

Sr. No.	Particulars of the information	Information provided by the management
B(1).	Transactions related to insurance services, income/expenses from services rendered, income/expense from shared services and any other transactions

1.	Bidding or other process, if any, applied for choosing a party for sale, purchase or supply of goods or services.	Not applicable
2.	Basis of determination of price	The transactions are done at prevailing market rates, comparable charges for unrelated parties, competitive quotes or internal cost and effort estimates, written down value or fair market value whichever is higher or based on valuation of external valuer.
3.	In case of Trade advance (of upto 365 days or such period for which such advances are extended as per normal trade practice), if any, proposed to be extended to the related party in relation to the transaction, specify the following	Not applicable
a. Amount of Trade advance
b. Tenure
c. Whether same is self-liquidating?

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Item No. 17: Material related party transaction of ICICI Securities Primary Dealership Limited with ICICI Lombard General Insurance Company Limited

Sr. No.	Particulars of the information	Information provided by the management

Part A: Minimum information of the proposed RPT

A(1).	Basic details of the related party

1.	Name	ICICI Lombard General Insurance Company Limited
2.	Country of incorporation	India
3.	Nature of business	General insurance
A(2).	Relationship and ownership of the related party

1.	Relationship between the subsidiary and the related party	Fellow subsidiary of ICICI Securities Primary Dealership
	• Nature of concern	Operational/financial
	• Shareholding of the subsidiary in the related party	Nil at March 31, 2026
	• Capital contribution by the subsidiary, if related party is a firm/ sole proprietorship/ body corporate without share capital	NA
	• Shareholding of the related party, whether direct or indirect, in the subsidiary	Nil
A(3).	Details of previous transactions with the related party

1.	Total amount of all the transactions undertaken by the subsidiary with the related party during the last financial year	A. Transactions between ICICI Securities Primary Dealership and the related party
2	Total amount of all the transactions undertaken by the subsidiary with the related party in the current financial year up to the quarter immediately preceding the quarter in which the approval is sought		₹ million
		Particulars	FY2026
		Purchase of securities	2,667.8
		Sale of securities	16,163.0
		Insurance premium paid	11.3
		Grand Total	18,842.1

B. Transactions between below mentioned subsidiaries and the related party Refer part B of sr. no. 2 A(3) of Item No. 14 for this information.
3.	Any default, if any, made by a related party concerning any obligation undertaken by it under a transaction or arrangement entered into with the listed entity during the last financial year	Nil

A(4). Amount of the proposed transaction(s)

1.	Amount of the proposed transactions being placed for approval in the current meeting	₹ 127,700.0 million
2.	Whether the proposed transactions taken together with the transactions undertaken with the related party during the current financial year would render the proposed transaction a material RPT?	Yes

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Sr. No.	Particulars of the information	Information provided by the management
3.	Value of the proposed transactions as a percentage of the listed entity’s annual consolidated turnover for FY2026	4.09%
4.

Value of the proposed transactions as a percentage of subsidiary’s annual standalone turnover for FY2026 (in case of a transaction involving the subsidiary and where the listed entity is not a party to the transaction)

		More than 100% (444.99%)
5.	Value of the proposed transactions as a percentage of the related party’s annual standalone turnover (since consolidated turnover is not applicable) for FY2026	36.04%
6.	Financial performance of the related party for FY2026	Refer sr. no. 6 of A(4) of Item No. 14 for this information.
A(5).	Basic details of the proposed transaction

Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2
1	Specific type of the proposed transaction	• Dealing in securities (issued by related parties/non related parties) • Investment in securities and interest earned thereon • Borrowing through debt securities and interest expensed thereon

•

Insurance services (premium paid and claims received)

•

Income from services rendered

•

Expenses for services received

•

Income from shared services

•

Expenses for shared services

•

Any other transactions

2.	Details of each type of the transaction	• Purchase/sale of securities from/to related parties (securities issued by related or unrelated parties) • Subscription of securities issued by the related party • Borrowing through debt securities

•

Insurance premium paid

•

Insurance claims received

•

Income from services rendered including arranger fees.

•

Expense for services received: Expenses in the form of fees or other compensation incurred for various products and services.

•

Income from shared services: The company recovers for certain infrastructure and other shared arrangements in line with the 'cost sharing policy' approved by the Board. In addition to above, if the company incurs any expense on behalf of related parties the same is recovered from related parties.

•

Expenses for shared services: The company incurs expenses for certain infrastructure and other shared arrangements. In addition to this, the Company also reimburses payments to related parties which have been incurred on behalf of the company.

•

Any other transactions

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Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2
3.	Tenure (months)	Approval is being sought for transactions undertaken during the period from April 1, 2027 to March 31, 2028. In each case, tenure is as per the terms agreed with the related party.
4.	Whether omnibus approval is sought	Yes
5.	Proposed transaction value in FY2028 (₹ in million)	125,000.0	2,700.0
6.	Justification as to why the RPTs proposed to be entered into are in the interest of the Subsidiary

ICICI Securities Primary Dealership is a Non-Banking Financial Company (NBFC) holding a Primary Dealership licence issued by the Reserve Bank of India (RBI). By virtue of its business model, it is actively engaged in trading, investment, and market-making in government securities and other fixed income instruments.

In the ordinary course of its business, ICICI Securities Primary Dealership undertakes transactions in securities with various counterparties, including related parties. These transactions comprise:

•

Investment in securities issued by related parties in the primary market; and

•

Purchase and sale of securities (issued by related or unrelated parties) with/to related parties in the secondary market.

Such transactions form an integral part of its balance sheet management, liquidity management, and trading activities, including maintenance of statutory and regulatory requirements, as well as optimisation of returns through market opportunities.

Further, ICICI Securities Primary Dealership also raises funds through issuance of debt securities in accordance with applicable RBI regulations, which is essential for funding its operations and supporting its primary dealership activities.

•

Insurance premium:

ICICI General (“Insurer”) provides various non-life coverages to cover losses arising from medical emergencies, accidents, thefts and accidental risk and other miscellaneous insurance products such as motor, fire, travel etc. for the ICICI Securities Primary Dealership’s employees or for the ICICI Securities Primary Dealership for which ICICI Security Primary Dealership incurs premium expense.

•    Insurance claims

The insurer settles claims as per the terms and conditions of the insurance policies based on the receipt of claims. Claims are settled on similar basis for all policies issued to related and unrelated entities.

•    Income from services rendered: Arranger fee

ICICI Securities Primary Dealership earns fees upon acting as an arranger for bonds issued by related parties.

•    Expense for services received:

Other expenses in the form of rent, fees or other compensation, for various products, services

•    Income from shared services:

These activities are in furtherance of the business of the Company and therefore in the interest of the Company.

•

 Expense for shared services:

Certain expenses are incurred by the Company for sharing infrastructure arrangements, reimbursement of expenses at actuals and hence, such transactions are in the interest of the Company

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Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2
All such transactions are undertaken in the ordinary course of business, on an arm’s length basis, and in compliance with applicable regulatory guidelines. Accordingly, these transactions are in the interest of ICICI Securities Primary Dealership.

•

Any other transactions:

Other income/expenses in the form of rent, fees or other compensation, for various products, services, purchase/sale of movable/immovable assets, and other arrangements/transactions among the related parties.

All the above transactions are in the furtherance of the company’s business.

7.	Details of the promoter(s)/ director(s) / key managerial personnel interested in the transaction
	a. Name of the director / KMP	Nil The interest or concern of director/KMP/relatives, is limited only to the extent of their holding directorship/shareholding in ICICI Securities Primary Dealership
b. Shareholding of the director / KMP, in the related party
8.	A copy of the valuation or other external party report, if any, shall be placed before the Audit Committee	Not applicable for the said transaction	Not applicable for the said transaction
9.	Other information relevant for decision making	Transactions will be done at prevailing market rates/fair values and on an arm’s length basis

Part B and Part C- Applicable information as per RPT Industry Standards for specific types of transactions proposed to be undertaken:

Transaction 1:

Sr. No.	Particulars of the information	Information provided by the management
B(1).	Transactions involving dealing in securities (issued by related party/non related party)

1.	Bidding or other process, if any, applied for choosing a party for sale, purchase or supply of goods or services.	These transactions are executed in secondary market. Counterparties may or may not be known before conclusion of a transaction.
2.	Basis of determination of price	Market price
3.	In case of Trade advance (of upto 365 days or such period for which such advances are extended as per normal trade practice), if any, proposed to be extended to the related party in relation to the transaction, specify the following	Not applicable – ICICI Securities Primary Dealership does not make any trade advances for these kinds of transactions
a. Amount of Trade advance
b. Tenure
c. Whether same is self-liquidating?

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Sr. No.	Particulars of the information	Information provided by the management

B(3). Transactions relating to investment made by the listed entity

1.	Source of funds in connection with the proposed transaction	Borrowings from market like call, notice, term, inter corporate deposits, commercial paper, corporate repo borrowings and bonds issuances
2.	Where any financial indebtedness is incurred to make investment, specify the following:
	a. Nature of indebtedness	Proceeds of short-term and long-term borrowings from market are in the form of Call, notice, term, inter corporate deposits, commercial paper and corp repo borrowings and bonds issuances
	b. Total cost of borrowing	Cost of borrowing will depend on prevailing market conditions
	c. Tenure	Call, notice, term, inter corporate deposits, commercial paper and corporate repo borrowings: upto 365 days Bonds issuances: upto 10 years
	d. Other details	NIL
3.	Purpose for which funds shall be utilised by the investee company.	The investment are primarily utilised for operations purposes and to meet solvency requirement in accordance with extant regulatory guidelines.
4.	Material covenants of the proposed transaction

Tenure, repayment schedule, secured/unsecured and nature of security, etc. will be as per the terms of the issuance of securities as decided by the issuer of securities. Interest rate on securities will be as per prevailing market rate at the time of issuance.

All investments done by ICICI Securities Primary Dealership Limited are in accordance with the investment policy and applicable RBI regulations.

The securities issued by the related party are subscribed at the prevailing market rate and on the same terms at which securities are offered to all prospective investors.

B(5). Disclosure only in case of transactions relating to borrowings by the listed entity or its subsidiary

1.	Material covenants of the proposed transaction.

Tenure, repayment schedule, secured/unsecured and nature of security, etc. will be as per the terms of the issuance of securities. Interest rate on securities will be as per prevailing market rate at the time of issuance.

The securities are subscribed at the prevailing market rate and on the same terms at which securities are offered to all prospective investors.

2.	Interest rate (in terms of numerical value or base rate and applicable spread)	Market benchmarked. Same coupon/interest as offered to unrelated parties for similar tenure, rating and security.
3.	Cost of borrowing Note: This shall include all costs associated with the borrowing	In addition to the interest rate, may include fees or charges paid to arrangers or other intermediaries and other type of fees/payment/charges as may be required to be paid under applicable laws
4.	Maturity / due date	As per the term sheet for each issuance

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Sr. No.	Particulars of the information	Information provided by the management
5.	Repayment schedule & terms	As per the term sheet for each issuance
6.	Whether secured or unsecured	May be secured or unsecured as per the term sheet for each issuance
7.	If secured, the nature of security & security coverage ratio	Nature of security: Movable/immovable assets of the company Security coverage ratio: Variable based on the borrowing amount
8.	The purpose for which the funds will be utilized by the listed entity / subsidiary	The funds are primarily utilised for operations purposes and augmenting capital.

C(2). Transactions relating to investment made by the listed entity

1.	Latest credit rating of the related party (standalone)	ICRA AAA (Stable)
2.	Whether any regulatory approval is required If yes, whether the same has been obtained	Regulatory approval required if any, shall be obtained at the time of investment

C(4). Disclosure only in case of transactions relating to borrowings by the listed entity or its subsidiary

1.	Debt to Equity Ratio of the listed entity or its subsidiary based on last audited financial statements.
	a. Before transaction	12.88
	b. After transaction	May vary depending on size of issue
2.	Debt Service Coverage Ratio of the listed entity or its subsidiary based on last audited financial statements.
	a. Before transaction	0.93
	b. After transaction	May vary depending on size of issue

Transaction 2:

Sr. No.	Particulars of the information	Information provided by the management

B(1). Transactions related to insurance services, income/expense from services rendered, income/expense from shared services and any other transactions

1.	Bidding or other process, if any, applied for choosing a party for sale, purchase or supply of goods or services.	Not applicable
2.	Basis of determination of price	The transactions are done at prevailing market rates, comparable charges for unrelated parties, competitive quotes or internal cost and effort estimates, written down value or fair market value whichever is higher, based on valuation of external valuer.
3.

In case of Trade advance (of upto 365 days or such period for which such advances are extended as per normal trade practice), if any, proposed to be extended to the related party in relation to the transaction, specify the following

Not applicable
a. Amount of Trade advance
b. Tenure
c. Whether same is self-liquidating?

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Item No. 18 : Material related party transaction of ICICI Securities Primary Dealership Limited with India Infradebt Limited

Sr. No.	Particulars of the information	Information provided by the management

Part A: Minimum information of the proposed RPT

A(1). Basic details of the related party

1.	Name	India Infradebt Limited
2.	Country of incorporation	India
3.	Nature of business	Infrastructure re-finance

A(2). Relationship and ownership of the related party

1.	Relationship between the subsidiary and the related party	Associate of ICICI Bank Limited
	• Nature of concern	Operational/financial
	• Shareholding of the subsidiary in the related party	Nil at March 31, 2026
	• Capital contribution by the subsidiary, if related party is a firm/ sole proprietorship/ body corporate without share capital	NA
	• Shareholding of the related party, whether direct or indirect, in the subsidiary	Nil

 A(3). Details of previous transactions with the related party

1.	Total amount of all the transactions undertaken by the subsidiary with the related party during the last financial year	A. Transactions between ICICI Securities Primary Dealership and the related party
2	Total amount of all the transactions undertaken by the subsidiary with the related party in the current financial year up to the quarter immediately preceding the quarter in which the approval is sought		₹ million
		Particulars	FY2026
		Investment in securities	5,973.8
		Interest earned	8.5
		Income from services rendered	3.2
		Grand Total	5,985.5

B.   Transactions between below mentioned subsidiaries and the related party Refer part B of sr. no. 2 A(3) of Item No. 15 for this information.

Refer part B of sr. no. 2 A(3) of Item No. 15 for this information.

3.	Any default, if any, made by a related party concerning any obligation undertaken by it under a transaction or arrangement entered into with the listed entity during the last financial year	Nil

A(4). Amount of the proposed transaction(s)

1.	Amount of the proposed transactions being placed for approval in the current meeting	₹ 141,000.0 million
2.	Whether the proposed transactions taken together with the transactions undertaken with the related party during the current financial year would render the proposed transaction a material RPT?	Yes

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Sr. No.	Particulars of the information	Information provided by the management
3.	Value of the proposed transactions as a percentage of the listed entity’s annual consolidated turnover for FY2026	4.52%
4.	Value of the proposed transactions as a percentage of subsidiary’s annual standalone turnover for FY2026 (in case of a transaction involving the subsidiary and where the listed entity is not a party to the transaction)	More than 100% (491.34%)
5.	Value of the proposed transactions as a percentage of the related party’s annual standalone turnover (since consolidated turnover is not applicable) for FY2026	More than 100% (499.75%)
6.	Financial performance of the related party for FY2026	Refer sr. no. 6 of A(4) of Item No. 15 for this information.

A(5). Basic details of the proposed transaction

Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2
1	Specific type of the proposed transaction	• Dealing in securities (issued by related parties/ non related parties) • Investment in securities and interest earned thereon • Borrowing through debt securities and interest expensed thereon	• Income from services rendered • Any other transactions
2.	Details of each type of the transaction

•   Purchase/sale of securities from/to related parties (securities issued by related or unrelated parties)

•   Subscription of securities issued by the related party

•   Borrowing through debt securities and interest expensed thereon

• Income from services rendered including arranger fees • Any other transactions
3.	Tenure (months)	Approval is being sought for transactions undertaken during the period from April 1, 2027 to March 31, 2028. In each case, tenure is as per the terms agreed with the related party.
4.	Whether omnibus approval is sought	Yes
5.	Proposed transaction value in FY2028 (₹ in million)	140,000.0	1,000.0

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Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2
6.	Justification as to why the RPTs proposed to be entered into are in the interest of the Subsidiary

ICICI Securities Primary Dealership is a Non-Banking Financial Company (NBFC) holding a Primary Dealership licence issued by the Reserve Bank of India (RBI). By virtue of its business model, it is actively engaged in trading, investment, and market-making in government securities and other fixed income instruments.

In the ordinary course of its business, ICICI Securities Primary Dealership undertakes transactions in securities with various counterparties, including related parties. These transactions comprise:

•    Investment in securities issued by related parties in the primary market; and

•    Purchase and sale of securities (issued by related or unrelated parties) with/ to related parties in the secondary market.

Such transactions form an integral part of its balance sheet management, liquidity management, and trading activities, including maintenance of statutory and regulatory requirements, as well as optimisation of returns through market opportunities.

Further, ICICI Securities Primary Dealership also raises funds through issuance of debt securities in accordance with applicable RBI regulations, which is essential for funding its operations and supporting its primary dealership activities.

All such transactions are undertaken in the ordinary course of business, on an arm’s length basis, and in compliance with applicable regulatory guidelines. Accordingly, these transactions are in the interest of ICICI Securities Primary Dealership.

•    Income from services rendered-Arranger Fee:

ICICI Securities Primary Dealership earns fees upon acting as an arranger for bonds issued by related parties. This is in furtherance of the business activities of the company and therefore, in the interest of the company.

•    Any other transactions:

Other income/expenses in the form of rent, fees or other compensation, for various products, services, purchase/ sale of movable/immovable assets, and other arrangements/transactions among the related parties.

All the above transactions are in the furtherance of the company’s business.

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Sr. No.	Particulars of the information	Information to be submitted by management
		Transaction 1	Transaction 2
7.	Details of the promoter(s)/ director(s) / key managerial personnel interested in the transaction
	a. Name of the director / KMP	Not applicable The interest or concern of director/KMP/relatives, is limited only to the extent of their holding directorship/shareholding in ICICI Securities Primary Dealership
b. Shareholding of the director / KMP, in the related party
8.	A copy of the valuation or other external party report, if any, shall be placed before the Audit Committee	Not applicable for the said transaction	Not applicable for the said transaction
9.	Other information relevant for decision making	Transactions will be done at prevailing market rates/fair values and on an arm’s length basis

Part B and Part C- Applicable information as per RPT Industry Standards for specific types of transactions proposed to be undertaken:

Transaction 1:

Sr. No.	Particulars of the information	Information provided by the management

B(1). Transactions involving dealing in securities (issued by related party/non related party)

1.	Bidding or other process, if any, applied for choosing a party for sale, purchase or supply of goods or services.	These transactions are executed in secondary market. Counterparties may or may not be known before conclusion of a transaction.
2.	Basis of determination of price	Market price
3.	In case of Trade advance (of upto 365 days or such period for which such advances are extended as per normal trade practice), if any, proposed to be extended to the related party in relation to the transaction, specify the following	Not applicable – ICICI Securities Primary Dealership does not make any trade advances for these kinds of transactions
a. Amount of Trade advance
b. Tenure
c. Whether same is self-liquidating?

B(3). Transactions relating to investment in securities made by the listed entity or subsidiary

1.	Source of funds in connection with the proposed transaction	Borrowings from market like call, notice, term, inter corporate deposits, commercial paper and corporate repo borrowings and bond issuances
2.	Where any financial indebtedness is incurred to make investment, specify the following:

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Sr. No.	Particulars of the information	Information provided by the management
	a. Nature of indebtedness	Proceeds of short-term and long-term borrowings from market are in the form of Call, notice, term, inter corporate deposits, commercial papers and corp repo borrowings and bonds issuances
	b. Total cost of borrowing	Cost of borrowing will depend on prevailing market conditions
	c. Tenure	Call, notice, term, inter corporate deposits, commercial paper and corporate repo borrowings : upto 365 days Bonds issuances: upto 10 years
	d. Other details	NIL
3.	Purpose for which funds shall be utilised by the investee company.	The investment are primarily utilised for operations purposes and to meet solvency requirement in accordance with extant regulatory guidelines.
4.	Material covenants of the proposed transaction

Tenure, repayment schedule, secured/unsecured and nature of security, etc. will be as per the terms of the issuance of securities as decided by the issuer of securities. Interest rate on securities will be as per prevailing market rate at the time of issuance.

All investments done by ICICI Securities Primary Dealership Limited in accordance with the investment policy and applicable RBI regulations.

The securities issued by the related party are subscribed at the prevailing market rate and on the same terms at which securities are offered to all prospective investors.

B(5). Disclosure only in case of transactions relating to borrowings by the listed entity or its subsidiary

1.	Material covenants of the proposed transaction.

Tenure, repayment schedule, secured/unsecured and nature of security, etc. will be as per the terms of the issuance of securities. Interest rate on securities will be as per prevailing market rate at the time of issuance.

The securities are subscribed at the prevailing market rate and on the same terms at which securities are offered to all prospective investors.

2.	Interest rate (in terms of numerical value or base rate and applicable spread)	Market benchmarked. Same coupon/interest as offered to unrelated parties for similar tenure, rating and security.
3.	Cost of borrowing Note: This shall include all costs associated with the borrowing	In addition to the interest rate, may include fees or charges paid to arrangers or other intermediaries and other type of fees/payment/charges as may be required to be paid under applicable laws
4.	Maturity / due date	As per the term sheet for each issuance
5.	Repayment schedule & terms	As per the term sheet for each issuance
6.	Whether secured or unsecured	May be secured or unsecured as per the term sheet for each issuance

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Sr. No.	Particulars of the information	Information provided by the management
7.	If secured, the nature of security & security coverage ratio	Nature of security: Movable/immovable assets of the company Security coverage ratio: Variable based on the borrowing amount
8.	The purpose for which the funds will be utilized by the listed entity / subsidiary	The funds are primarily utilised for operations purposes and augmenting capital.

C(2). Transactions relating to investment made by the listed entity

1.	Latest credit rating of the related party (standalone)	ICRA AAA (Stable)/CRISIL AAA (Stable)
2.	Whether any regulatory approval is required If yes, whether the same has been obtained	Regulatory approval required if any, shall be obtained at the time of investment

C(4). Disclosure only in case of transactions relating to borrowings by the listed entity or its subsidiary

1.	Debt to Equity Ratio of the listed entity or its subsidiary based on last audited financial statements.
	a. Before transaction	12.88
	b. After transaction	May vary depending on size of issue
2.	Debt Service Coverage Ratio of the listed entity or its subsidiary based on last audited financial statements.
	a. Before transaction	0.93
	b. After transaction	May vary depending on size of issue

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Transaction 2:

Sr. No.	Particulars of the information	Information provided by the management

B(1). Transactions related to income from services rendered and other transactions

1.	Bidding or other process, if any, applied for choosing a party for sale, purchase or supply of goods or services.	Not applicable
2.	Basis of determination of price	The transactions are done at prevailing market rates, comparable charges for unrelated parties, competitive quotes.
3.	In case of Trade advance (of upto 365 days or such period for which such advances are extended as per normal trade practice), if any, proposed to be extended to the related party in relation to the transaction, specify the following	Not applicable
a. Amount of Trade advance
b. Tenure
c. Whether same is self-liquidating?

By Order of the Board

Prachiti D. Lalingkar

Company Secretary ACS: 20744

Mumbai, July 18, 2026

CIN: L65190GJ1994PLC021012

Website: www.icici.bank.in

E-mail: companysecretary@icici.bank.in

Registered Office: ICICI	Corporate Office:
ICICI Bank Tower	ICICI Bank Towers
Near Chakli Circle	Bandra-Kurla Complex
Old Padra Road	Mumbai 400 051
Vadodara 390 007	Phone: 022-40088900
Phone: 0265-6722239

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NOTICE

ANNEXURE I TO ITEM NOS. 4 TO 12 OF THE NOTICE

[Pursuant to Regulation 36(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India]

Mr. Ashwani Bhatia

Name of the Director	Mr. Ashwani Bhatia (DIN: 07423221)
Age	64 years 1 month
Date of first appointment on Board	The Board had, vide resolution passed by circulation on June 1, 2026, approved the appointment of Mr. Ashwani Bhatia as an Additional (Independent) Director, not liable to retire by rotation, for a term commencing from June 1, 2026 to May 31, 2031, subject to the approval of Members.
Brief resume including qualification and experience

Mr. Ashwani Bhatia is a financial markets and banking professional with over 40 years of experience across diverse roles. He served as a Whole Time Member at Securities & Exchange Board of India ("SEBI") from June 2022 to May 2025 and was responsible for the Department of Debt and Hybrid Securities, Alternative Investment Fund and Foreign Portfolio Investors Department, Market Intermediaries Regulation and Supervision Department, Corporation Finance Investigation Department and Office of Investor Assistance & Education.

Prior to joining SEBI, Mr. Bhatia was associated for ~37 years with the State Bank Group where he joined as a Probationary Officer in 1985. He held leadership responsibilities across various functions and businesses in SBI and its subsidiaries and retired as the Managing Director of SBI. Before becoming the Managing Director of SBI, Mr. Bhatia served as the Managing Director & CEO of SBI Funds Management Limited. He has wide experience in treasury operations, retail banking, credit, investment banking and asset management.

Mr. Bhatia is a Bachelor of Science (Physics & Mathematics) from Dayalbagh University, Agra and an MBA from Podar Institute of Management, Jaipur.

Expertise in specific functional areas	Banking, Economics, Finance, Small Scale Industry, Risk Management and Business Management
Other Directorships (as on July 18, 2026)	Niva Bupa Health Insurance Company Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on July 18, 2026)

ICICI Bank Limited

•     Stakeholders Relationship Committee – Chairperson

•     Credit Committee

•     Fraud Monitoring Committee

•     Review Committee (Gross Principal Outstanding > ₹ 750.0 million) for identification & classification of wilful defaulters

Niva Bupa Health Insurance Company Limited

•     Nomination & Remuneration Committee

•     Investment Committee

Listed entities from which the Director has resigned in the past three years	None

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Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 10, 2026)	Nil
No. of board meetings attended during the financial year (FY2026)	Not Applicable
Terms and conditions of appointment or re-appointment including remuneration

Appointed as an Independent Director of the Bank, for a term of five years effective from June 1, 2026, subject to the approval of Members.

As an Independent Director, he is entitled to a sitting fee of ₹ 100,000 for each meeting of the Board/Board level committee attended by him. In addition, he is also entitled to a fixed remuneration of ₹ 3,000,000 per annum.

Mr. Mrugank Paranjape

Name of the Director	Mr. Mrugank Paranjape (DIN: 02162026)
Age	59 years 8 months
Date of first appointment on Board	The Board had, at its meeting held on July 18, 2026, approved the appointment of Mr. Mrugank Paranjape as an Additional (Independent) Director, not liable to retire by rotation, for a term commencing from August 1, 2026 to July 31, 2031, subject to the approval of Members.
Brief resume including qualification and experience

Mr. Paranjape is a Bachelor in Technology from the Indian Institute of Technology Mumbai with a Post Graduate Diploma in Management from the Indian Institute of Management Ahmedabad. A renowned Capital & Commodity markets expert, he is also the Chairperson of the Board of Trustees of Sewa International and an Independent Non-Executive Director on the Board of Oracle Financial Services Software Limited, Abakkus Investment Managers Private Limited and Commtel Networks Limited. He was also a Non-Executive Director at State Bank of India from June 26, 2020 till June 25, 2026.

He has more than 36 years of experience in banking, capital & commodity markets, asset management, exchange, and securities services covering varied functional and geographic areas. He leads his consulting practice as the Managing Partner of MC3 (www.mcqube.in). Previously, he was the MD & CEO of NCDEX e Markets Limited and prior to that, MD & CEO of Multi Commodity Exchange of India (MCX) – India’s first listed and leading commodity exchange. He had various successful stints in India & Singapore across financial services organisations such as Deutsche Bank, ICICI Prudential Asset Management Company Limited, W I Carr Securities, ING Barings & Citibank.

Expertise in specific functional areas	Banking, Finance, Information Technology, Payment & Settlement Systems, Risk Management, Business Management, Capital and Commodity Markets.
Other Directorships (as on July 18, 2026)	1. Oracle Financial Services Software Limited 2. Commtel Networks Limited 3. Abakkus Investment Managers Private Limited

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Chairmanship/Membership of Committees in Companies in which position of Director is held (as on July 18, 2026)

Oracle Financial Services Software Limited

•     Audit Committee- Chairperson

•     Nomination and Remuneration Committee- Chairperson

•     Risk Management Committee- Chairperson

•     ESOP Allotment Committee- Chairperson

Commtel Networks Limited

•     Audit Committee – Chairperson

•     Corporate Social Responsibility Committee-Chairperson

•     Nomination & Remuneration Committee

Abakkus Investment Managers Private Limited

•     Audit Committee- Chairperson

•     Risk Management Committee- Chairperson

•     Unit Holders Protection Committee

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 10, 2026)	Nil
No. of board meetings attended during the financial year (FY2026)	Not Applicable
Terms and conditions of appointment or re appointment including remuneration

Appointed as an Independent Director of the Bank, for a term of five years effective from August 1, 2026, subject to the approval of Members.

As an Independent Director, he is entitled to a sitting fee of ₹ 100,000 for each meeting of the Board/Board level committee attended by him. In addition, he is also entitled to a fixed remuneration of ₹ 3,000,000 per annum.

Ms. Vibha Paul Rishi

Name of the Director	Ms. Vibha Paul Rishi (DIN: 05180796)
Age	66 years
Date of first appointment on Board	The Board had, at its meeting held on January 22, 2022, approved the appointment of Ms. Vibha Paul Rishi as an Additional (Independent) Director of the Bank, not liable to retire by rotation, for five years effective from January 23, 2022 to January 22, 2027, subject to the approval of Members. The Members through Postal Ballot on March 27, 2022 approved the appointment of Ms. Rishi as an Independent Director of the Bank.

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Brief resume including qualification and experience

Ms. Vibha Paul Rishi holds a Masters degree in Business Administration with a specialisation in Marketing from the Faculty of Management Studies, University of Delhi. She also holds an Honours in Economics from Lady Sri Ram College, Delhi University. She started her career with Tata Administrative Service and was part of the core start-up team of Titan Watches. She was thereafter associated with PepsiCo for 17 years in leadership roles in the areas of marketing and innovation in India, US and UK. She was also one of the founding team members of PepsiCo when they started operations in India. She later moved to PepsiCo’s headquarters in the US to be a part of its international marketing team, which was followed by an innovation leadership role in London. Her last role in an executive capacity was as Executive Director, Brand and Human Capital of Max India prior to which she was the Director, marketing and customer strategy at the Future Group.

Ms. Rishi is an accomplished marketing specialist with international experience in spearheading global marketing campaigns for high-visibility consumer products. She has worked at senior positions in branding, strategy, innovation and human capital around the world. Her core competency includes product rebranding, new product development and launch, alignment of global marketing teams of start-ups, entering new international markets, best practices and organisational structure.

Ms. Rishi serves on the Boards of several reputed companies and their Board level Committees. She is also associated with Pratham (Indian NGO), an NGO that works to provide education to underprivileged children in India.

Expertise in specific functional areas	Consumer Insight & Marketing, Strategy, Accountancy, Agricultural and Rural Economy, Economics, Finance, Information Technology, Human Resources Management, Risk Management, Business Management.
Other Directorships (as on July 18, 2026)	1. ICICI Prudential Life Insurance Company Limited 2. Piramal Pharma Limited 3. Cummins India Limited 4. Pratham Education Foundation
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on July 18, 2026)

ICICI Bank Limited

•     Customer Service Committee - Chairperson

•     Risk Committee

•     Fraud Monitoring Committee

•     Review Committee (Gross Principal Outstanding > ₹ 750.0 million) for identification & classification of wilful defaulters

ICICI Prudential Life Insurance Company Limited

•     Board Policyholder Protection, Grievance Redressal and Claims Monitoring Committee - Chairperson

•     Board Audit Committee

•     Board Nomination & Remuneration Committee

•     Board Information Technology Strategy Committee

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Piramal Pharma Limited

•     Stakeholders Relationship Committee - Chairperson

•     Nomination & Remuneration Committee

•     Sustainability and Risk Management Committee

Cummins India Limited

•     Nomination & Remuneration Committee - Chairperson

•     Corporate Social Responsibility Committee

•     Audit and Compliance Committee

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 10, 2026)	330 equity shares (as joint holder)
No. of board meetings attended during the financial year (FY2026)	9/9
Terms and conditions of appointment or re-appointment including remuneration

Re-appointed as an Independent Director of the Bank for a second term commencing from January 23, 2027 to December 31, 2028, subject to the approval of Members.

As an Independent Director, she is entitled to a sitting fee of ₹ 100,000 for each meeting of the Board/Board level committee attended by her. In addition, she is also entitled to a fixed remuneration of ₹ 3,000,000 per annum.

The details of remuneration paid to Ms. Rishi in FY2026 are provided in the Directors’ Report.

Mr. Sandeep Bakhshi

Name of the Director	Mr. Sandeep Bakhshi (DIN: 00109206)
Age	66 years 1 month
Date of first appointment on Board

The Board had, at its meeting held on June 18, 2018, approved the appointment of Mr. Sandeep Bakhshi as a Whole-time Director and Chief Operating Officer (Designate). RBI and Members approved the said appointment effective July 31, 2018.

The Board had, at its meeting held on October 4, 2018, approved the appointment of Mr. Bakhshi as Managing Director & Chief Executive Officer ("MD & CEO") for a period of five years, subject to the approval of RBI and Members. RBI and Members approved the appointment of Mr. Bakhshi as MD & CEO for a period effective from October 15, 2018 upto October 3, 2023.

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The Board had, at its meeting held on October 22, 2022, and the Members at the Annual General Meeting held on August 30, 2023, approved the re-appointment of Mr. Bakhshi as MD & CEO for a period of three years with effect from October 4, 2023 to October 3, 2026, subject to the approval of RBI. RBI had, vide its letter dated September 11, 2023, approved the re-appointment of Mr. Bakhshi as MD & CEO for the aforementioned period.

The Board of Directors of the Bank had, at its meeting held on January 17, 2026, approved the re-appointment of Mr. Sandeep Bakhshi for a further period of two years with effect from October 4, 2026 to October 3, 2028, subject to approval of RBI and the Members. RBI vide its letter dated May 22, 2026 approved the re-appointment of Mr. Bakhshi as MD & CEO for the said period.

Brief resume including qualification and experience

Mr. Sandeep Bakhshi has been with the ICICI Group since 1986 and has handled various assignments across the group in ICICI Limited, ICICI Lombard General Insurance Company Limited, ICICI Bank Limited and ICICI Prudential Life Insurance Company Limited.

He grew up in a defence services family and has attended several schools and colleges across India before completing his management studies from XLRI in Jamshedpur.

Expertise in specific functional areas	Banking, Finance, Business Management and Insurance
Other Directorships (as on July 18, 2026)	None
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on July 18, 2026)

ICICI Bank Limited

•     Credit Committee - Chairperson

•     Review Committee (Gross Principal Outstanding > ₹ 750.0 million) for identification and classification of wilful defaulters - Chairperson

•     Customer Service Committee

•     Committee of Executive Directors

•     Committee of Senior Management

•     Asset Liability Management Committee

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 10, 2026)	1,145,201 equity shares
No. of board meetings attended during the financial year (FY2026)	9/9
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Bakhshi in FY2026 are provided in the Board’s Report.

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NOTICE

Mr. Sandeep Batra

Name of the Director	Mr. Sandeep Batra (DIN: 03620913)
Age	60 years 5 months
Date of first appointment on Board

The Members had, at the Annual General Meeting ("AGM") held on August 9, 2019, approved the appointment of Mr. Sandeep Batra as a Whole-time Director (designated as Executive Director) of the Bank for a period of five years effective from May 7, 2019 or the date of receipt of approval from RBI, whichever is later. RBI had, vide its letter dated December 22, 2020 communicated its approval for the appointment of Mr. Batra as Executive Director of the Bank for a period of three years from the date of his taking charge as Executive Director. The Board of Directors had, vide a circular resolution dated December 23, 2020, recorded December 23, 2020 as the effective date of appointment and taking charge by Mr. Batra as Executive Director of the Bank.

The Board had, at its meeting held on May 28, 2023, approved the re-appointment of Mr. Batra for a further period of two years with effect from December 23, 2023 to December 22, 2025 subject to the approval of RBI. This term of two years was within the five years term as approved by the Members. RBI had, vide its letter dated December 20, 2023, communicated its approval for the re-appointment of Mr. Batra as Executive Director of the Bank with effect from December 23, 2023 till December 22, 2025.

The Board had, at its meeting held on January 25, 2025, approved the re-appointment of Mr. Batra as Executive Director of the Bank for a further period of two years with effect from December 23, 2025 to December 22, 2027, subject to the approval of RBI and Members. RBI had, vide its letter dated June 16, 2025, communicated its approval for the said re-appointment and the Members had, at the AGM held on August 30, 2025, approved the re-appointment of Mr. Batra as Executive Director of the Bank with effect from December 23, 2025 to December 22, 2027.

Brief resume including qualification and experience

Mr. Sandeep Batra is an Executive Director on the Board of ICICI Bank and is responsible for the Corporate Centre of the Bank since July 2018.

He also serves as Chairperson of ICICI Prudential Asset Management Company Limited & ICICI Prudential Life Insurance Company Limited and is member on the Board of ICICI Lombard General Insurance Company Limited.

He has been with ICICI Group since September 2000 and has worked in various areas across the Group.

He is a Chartered Accountant and Company Secretary by qualification.

Expertise in specific functional areas	Accountancy, Banking, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management, Insurance, Securities, Governance, Economics

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Other Directorships (as on July 18, 2026)

1.   ICICI Prudential Life Insurance Company Limited, Chairperson

2.   ICICI Prudential Asset Management Company Limited, Chairperson

3.   ICICI Venture Funds Management Company Limited, Chairperson

4.   ICICI Lombard General Insurance Company Limited

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on July 18, 2026)

ICICI Bank Limited

•     Risk Committee

•     Information Technology Strategy Committee

•     Stakeholders Relationship Committee

•     Review Committee (Gross Principal Outstanding <= ₹ 750.0 million) for identification & classification of wilful defaulters#

•     Identification Committee (Gross Principal Outstanding > ₹ 750.0 million) for identification & classification of wilful defaulters#

•     Committee of Executive Directors

•     Committee of Senior Management

•     Asset Liability Management Committee

•     Executive Investment Committee

# Any Executive Director who attends the meeting shall chair the same.

ICICI Prudential Life Insurance Company Limited

•     Board Risk Management Committee

•     Board Investment Committee

•     Board Information Technology Strategy Committee

•     Board Nomination and Remuneration Committee

ICICI Prudential Asset Management Company Limited

•     Investment Committee - Chairperson

•     Information Technology Strategy Committee

•     Nomination and Remuneration Committee

ICICI Lombard General Insurance Company Limited

•     Audit Committee

•     Investment Committee

•     Information Technology Strategy Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 10, 2026)	839,560 equity shares
No. of board meetings attended during the] financial year (FY2026)	9/9
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Batra in FY2026 are provided in the Board’s Report.

87 | Annual Report 2025-26

NOTICE

Mr. Rakesh Jha

Name of the Director	Mr. Rakesh Jha (DIN: 00042075)
Age	54 years and 8 months
Date of first appointment on Board

The Board had, at its meeting held on April 23, 2022, subject to the approval of RBI and Members, approved the appointment of Mr. Rakesh Jha as an Additional Director and Whole-time Director (designated as Executive Director) of the Bank for a period of five years effective from May 1, 2022 or the date of approval of his appointment by RBI, whichever is later.

The Members had, at the Annual General Meeting held on August 30, 2022, approved the appointment of Mr. Jha as a Whole-time Director (designated as Executive Director) for the aforementioned period. RBI had, vide its letter dated September 2, 2022, communicated its approval for the appointment of Mr. Jha as Executive Director of the Bank for a period of three years from the date of its approval, i.e. September 2, 2022.

The Board had, at its meeting held on January 25, 2025, approved the filing of an application with RBI for the re-appointment of Mr. Jha as Executive Director of the Bank for a further period of two years effective from September 2, 2025 to September 1, 2027 which was within the five years term as previously approved by the Board and Members. RBI had, vide its letter dated June 12, 2025, communicated its approval for the re-appointment of Rakesh Jha as Executive Director of the Bank with effect from September 2, 2025 till September 1, 2027.

Brief resume including qualification and experience

Mr. Rakesh Jha is responsible for the retail, small enterprises and corporate banking businesses of the Bank.

He has been with ICICI since 1996 and has worked in various areas.

He was the Group Chief Financial Officer in his previous role.

He has a management degree from the Indian Institute of Management, Lucknow and an engineering degree from Indian Institute of Technology, Delhi.

Expertise in specific functional areas	Banking, Business Management, Risk Management, Finance, Accountancy, Economics, Information Technology
Other Directorships (as on July 18, 2026)	1. ICICI Lombard General Insurance Company Limited, Chairperson 2. ICICI Home Finance Company Limited, Chairperson 3. ICICI Securities Limited, Chairperson

88 | Annual Report 2025-26

NOTICE

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on July 18, 2026)

ICICI Bank Limited

•     Environmental,  Social  and  Governance  &  Corporate  Social Responsibility Committee

•     Credit Committee

•     Customer Service Committee

•     Fraud Monitoring Committee

•     Review Committee (Gross Principal Outstanding <= ₹ 750.0 million) for identification & classification of wilful defaulters#

•     Identification Committee (Gross Principal Outstanding > ₹ 750.0 million) for identification & classification of wilful defaulters#

•     Committee of Executive Directors

•     Committee of Senior Management

•     Asset Liability Management Committee

•     Executive Investment Committee

# Any Executive Director who attends the meeting shall chair the same.

ICICI Lombard General Insurance Company Limited

•     Risk Management Committee

•     Board Nomination and Remuneration Committee

ICICI Home Finance Company Limited

•     Board Governance, Nomination and Remuneration Committee

•     Management Committee

•     Committee of Directors

•     Review Committee of Wilful defaulters

ICICI Securities Limited

•     Nomination & Remuneration Committee

•     Risk Management Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 10, 2026)	30,875 equity shares
No. of board meetings attended during the financial year (FY2026)	9/9
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Jha in FY2026 are provided in the Board’s Report.

89 | Annual Report 2025-26

NOTICE

Mr. Ajay Kumar Gupta

Name of the Director	Mr. Ajay Kumar Gupta (DIN: 07580795)
Age	59 years and 5 months
Date of first appointment on Board

The Board had, at its meeting held on November 24, 2023, approved the appointment of Mr. Ajay Kumar Gupta as an Additional Director and Whole-time Director (designated as Executive Director) of the Bank subject to such other approvals, as may be required, effective from November 27, 2023 or the date of approval from RBI, whichever is later until November 26, 2026.

RBI had, vide its letter dated March 13, 2024, communicated its approval for the appointment of Mr. Gupta as Whole-time Director (Executive Director) of the Bank from the date of his taking charge till November 26, 2026. Accordingly, the Board of Directors of the Bank recorded March 15, 2024 as the effective date of appointment and taking charge by Mr. Gupta as Executive Director of the Bank. The Members, through Postal Ballot on May 14, 2024 approved the appointment of Mr. Gupta as a Director and Whole-time Director (designated as Executive Director) with effect from March 15, 2024 till November 26, 2026.

The Board of Directors of the Bank had, at its meeting held on January 17, 2026, approved the re-appointment of Mr. Gupta as Executive Director of the Bank for a further period of two years with effect from November 27, 2026 to November 27, 2028, subject to approval of RBI and Members.

Brief resume including qualification and experience

Mr. Ajay Kumar Gupta is responsible for credit underwriting and process management for the Retail and Business Banking, Operations, Technology and Data Sciences and Analytics function of the Bank.

He has been with ICICI Group since November 25, 1991 and his previous assignments and experience are across Corporate Banking, Project Finance, SME, Debt Service Management, Credit & Policy and Operations.

He is a Chartered Accountant.

Expertise in specific functional areas	Banking, Business Management, Risk Management, Finance, Accountancy, Small Scale Industry, Payment and Settlement System, Information Technology
Other Directorships (as on July 18, 2026)

1.    i-Process Services (India) Limited (formerly known as i-Process Services (India) Private Limited), Chairperson

2.    ICICI Securities Primary Dealership Limited, Chairperson

3.    ICICI Securities Limited

4.    ICICI Home Finance Company Limited

90 | Annual Report 2025-26

NOTICE

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on July 18, 2026)

ICICI Bank Limited

•      Information Technology Strategy Committee

•      Stakeholders Relationship Committee

•      Committee of Executive Directors

•      Committee of Senior Management

•      Asset Liability Management Committee

•      Executive Investment Committee

•      Review Committee (Gross Principal Outstanding <= ₹ 750.0 million) for identification & classification of wilful defaulters#

•      Identification Committee (Gross Principal Outstanding > ₹ 750.0 million) for identification & classification of wilful defaulters#

# Any Executive Director who attends the meeting shall chair the same.

ICICI Securities Primary Dealership Limited

•       Nomination and Remuneration Committee

•      IT Strategy Committee

•      Risk Management Committee

•      Internal Committee to approve Transfer & Transmission of Shares as well as request for Issue of Duplicate Share Certificates

ICICI Securities Limited

•      Audit Committee

•      Information Technology and Cybersecurity Committee

ICICI Home Finance Company Limited

•      Information Technology (IT) Strategy Committee

•      Management Committee

•      Audit Committee

•      Committee of Director

•      Review Committee of Wilful defaulters

•      Risk Management Committee

•      Asset Liability Management Committee

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and other Key Managerial of the Company	None

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NOTICE

No. of equity shares held in the Company (as on July 10, 2026)	725,488 equity shares
No. of board meetings attended during the financial year (FY2026)	9/9
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Gupta in FY2026 are provided in the Board’s Report.

By Order of the Board

Prachiti D. Lalingkar

Company Secretary

ACS: 20744

Mumbai, July 18, 2026

CIN: L65190GJ1994PLC021012

Website: www.icici.bank.in

E-mail: companysecretary@icici.bank.in

Registered Office:	Corporate Office:
ICICI Bank Tower	ICICI Bank Towers
Near Chakli Circle	Bandra-Kurla Complex
Old Padra Road	Mumbai 400 051
Vadodara 390 007	Phone: 022-40088900
Phone: 0265-6722239

92 | Annual Report 2025-26

NOTICE

ANNEXURE II

INSTRUCTIONS ON DEDUCTION OF TAX AT SOURCE ON DIVIDEND

As per the prevailing provisions under the Income-tax Act, 2025 ("the Act"), dividend paid or distributed by the Company is taxable in the hands of the shareholders. The Bank shall therefore be required to deduct tax at source ("TDS") under Section 393(1)[Table: S. No.7] of the Act or Section 393(2)[Table: S. No.17] of the Act at the prescribed rates at the time of making payment of the said dividend to shareholders. The TDS rate would vary depending on the residential status of the shareholder and the documents submitted by them and accepted by the Bank. Further, higher rate of TDS would be applicable, if pursuant to Section 397(2) of the Act valid permanent account number ("PAN") has not been provided by shareholder or pursuant to Section 262 of the Act where PAN is inoperative due to non-linking with Aadhaar.

Accordingly, the final dividend will be paid by the Bank after deducting tax at source, as applicable and as explained herein:

A.	Resident Shareholders

1.	For Resident Shareholders, TDS will be applicable at 10% on the amount of dividend. In case valid PAN is not provided or PAN-Aadhaar is not linked, then the TDS will be applicable at 20% of the amount of dividend. Accordingly, shareholders who have not provided their PAN are requested to provide the same to the Bank or KFin Technologies Limited ("KFin Technologies"), Registrar to an Issue and Share Transfer Agent ("R & T Agent") for equity shares of the Bank (in respect of shares held in physical form) or to the Depository Participant (in respect of shares held in dematerialised form) immediately. Further, shareholders who have not linked their PAN with Aadhaar are requested to get it linked.

No tax shall be deducted on the dividend payable if either of the below two conditions are fulfilled:

•	Total dividend payable to a resident individual shareholder does not exceed ₹ 10,000 per year.

•	The shareholder has provided duly filled and signed Form 121 [earlier Form 15G/15H] (applicable to any Person other than a company or a Firm) for tax year 2026-27 with valid PAN and provided that all the required eligibility conditions are met.

2.	The following Tax Resident Shareholders should be eligible for nil/lower rate of TDS upon providing the documents to the Bank mentioned hereunder to the satisfaction of the Bank:

Sr. No.	Particulars	Applicable Rate of TDS	Documents Required
a.	Insurance Companies	Nil

•     Declaration that it is an Insurance company as specified under Section 393(4)[Table: S. No.10] of the Act

•     Self-attested copy of certificate of registration with IRDAI

•     Self-attested copy of PAN card

b.

Government, Reserve Bank of India ("RBI"), Specified Corporations established by or under Central Act whose income is exempt from tax under that Act, and Mutual Funds specified under  Schedule  VII  [ Table: S. No.20 & 21] of the Act

		Nil	• Declaration that it is covered by Section 393(5) of the Act read with the Circulars issued thereunder • Self-attested copy of relevant registration documents • Self-attested copy of PAN card

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NOTICE

Sr. No.	Particulars	Applicable Rate of TDS	Documents Required
c.	Category - I & II Alternative Investment Funds ("AIF") registered with the Securities and Exchange Board of India ("SEBI")	Nil

•     Declaration that its income is exempt under Schedule V [Table: S. No.1] of the Act and they are governed by SEBI regulations as Category I or Category II AIF

•     Self-attested copy of SEBI AIF registration certificate

•     Self-attested copy of PAN card

d.	Shareholders exempted from TDS provisions in terms of any provisions of the Act or CBDT Circular or notification	Nil rate of TDS

•     Declaration that it is covered by CBDT Circular or Notification

•     Documentary evidence supporting the exemption status in terms of any provisions of the Act or CBDT Circular or Notification

•     Self-attested copy of PAN card

e.	All Resident shareholders	Rate specified in the lower or nil deduction certificate issued by the Income Tax department	• Self-attested copy of certificate under Section 395(1) of the Act • Please note the TAN of ICICI Bank Limited to be mentioned in the lower deduction certificate as MUMI16212A

B.	Non-Resident Shareholders

1.	For Non-resident shareholder being Depositary for American Depository Receipt ("ADR"), TDS will be applicable under Section 393(2)[Table: S. No.13] of the Act at 10% on the amount of dividend payable.

2.	For Non-resident institutional shareholders being Foreign Institutional Investor/Foreign Portfolio Investor ("FII/FPI"), TDS will be applicable under Section 393(2)[Table: S. No.15] of the Act, at 20% or as per the rate in any applicable Double Tax Avoidance Agreement (tax treaty) on submission of documents mentioned below, whichever is lower, on the amount of dividend payable.

3.	For other Non-resident shareholders, TDS will be applicable in accordance with the provisions of Section 393(2)[Table: S. No.17] of the Act, at the rates in force which is currently 20% or as per the rate in any applicable tax treaty on submission of documents mentioned below, whichever is lower, on the amount of dividend payable.

4.	If certificate under Section 395 of the Act is obtained by Non-resident shareholders for lower/

Nil withholding of taxes, rate specified in the said certificate shall be considered based on submission of self-attested copy of the same. Please note the TAN of ICICI Bank Limited to be mentioned in the lower deduction certificate as MUMI16212A.

Pursuant to Section 159(4)(a) of the Act, Non-resident shareholders (other than Depositary for ADRs) have the option to avail the benefit of tax treaty between India and the countries of their tax residence for which such Non-resident shareholders will have to provide the following documents, to the satisfaction of the Bank:

1.	Self-attested copy of PAN card allotted by the Indian Income Tax authorities; If PAN is not allotted, please submit self-declaration.

2.	Self-attested copy of Tax Residency Certificate ("TRC") (for tax year 2026-27) obtained from the tax authorities of the country of which the shareholder is resident. In case, the TRC is furnished in a language other than English, the said TRC would have to be translated from such other language to English language and thereafter duly notarized and apostilled copy of the TRC would have to be provided.

94 | Annual Report 2025-26

NOTICE

3.	Self-declaration in online filed Form 41 (earlier Form 10F) for tax year 2026-27 on the Income Tax portal.

4.	Self-declaration by the Non-resident shareholder as to:

•	Eligibility to claim tax treaty benefits based on the tax residential status of the shareholder;

•	The shareholder did not at any time during the relevant year have permanent establishment/ fixed base in India in accordance with the applicable tax treaty;

•	Shareholder being the beneficial owner of the dividend income to be received on the equity shares.

Please note that in case of Non-resident shareholders, Self Declaration of No Permanent Establishment and Beneficial ownership should be on the letterhead of the shareholder for claiming tax treaty benefits.

Please note that the Bank in its sole and absolute discretion reserves the right to call for any further information and/or to apply domestic law/tax treaty for TDS.

GENERAL INSTRUCTIONS

1.	All the above referred TDS rates shall be duly enhanced by applicable surcharge and cess, wherever applicable.

2.	Shareholders holding shares in dematerialised form, are requested to update their details such as tax residential status, PAN, bank account details, postal address, email address, mobile number and nomination with their Depository Participants.

Shareholders holding shares in physical form are requested to update the aforementioned details by submitting the relevant Forms to KFin Technologies. The Forms are available on the website of the Bank at https://www.icici.bank.in/about-us/invest-relations and on the website of KFin Technologies at https://ris.kfintech.com/clientservices/isc/isrforms. aspx.

In case of non-updation of PAN or contact details or mobile number or bank account details or specimen signature, in respect of physical folios, please note that the dividend shall be paid only through electronic mode as mandated by SEBI, upon furnishing all the aforesaid details in entirety.

3.	Shareholders holding shares under multiple accounts under different status/categories and single PAN, may note that highest rate of tax as applicable to the status in which shares held under a PAN will be considered on their entire holding in different accounts.

4.	As per Rule 203 of the Income-tax Rules, 2026, in case where the dividend is received in the hands of one person but is assessable in the hands of other person, the tax may be deducted in the name of such other person if the first-mentioned person provides a declaration.

5.	Please note that for the purpose of complying with the applicable TDS provisions, the Bank will rely on the above-mentioned information as on record date i.e. August 3, 2026 as per the details available with the Depositories/R & T Agent.

6.	In order to enable the Bank to determine the appropriate tax rate at which tax has to be deducted at source under the respective provisions of the Act, Shareholders are requested to provide/submit documents as applicable to them on or before August 3, 2026 (6:00 p.m. IST) at https://ris.kfintech.com/clientservices/investors/taxformsupload.aspx

7.	The dividend will be paid after deduction of tax at source as determined on the basis of the documents provided by the respective shareholders as applicable to them and being found to be complete and satisfactory in accordance with the Act. The Bank shall arrange to dispatch the TDS certificate to the shareholder.

8.	No communication on the tax determination/ deduction in respect of the said dividend shall be entertained post the above mentioned date and time. It may be further noted that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/ documents, there would still be an option available with the shareholder to file the return of income and claim an appropriate refund, if eligible. Further, it may kindly be noted that no claim shall lie against the Bank for such taxes deducted.

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NOTICE

All communications/queries in this respect should be sent to email address at einward.ris@kfintech.com.

9.	In the event of any income tax demand (including interest, penalty, etc.) arising from any misrepresentation, inaccuracy or omission of information provided/to be provided by the Shareholder(s), such Shareholder(s) will be responsible to indemnify the Bank and also, provide the Bank with all information/documents and co-operation in any proceedings.

10.	This communication shall not be treated as an advice from the Bank. Shareholders should obtain tax advice related to their tax matters from a tax professional.

11.	The Bank will be relying on the information verified from the functionality or facility available on the Income Tax website for ascertaining the income tax compliance for whom higher rate of TDS shall be applicable under Section 262 of the Act.

UPDATION OF BANK ACCOUNT DETAILS:

In line with the SEBI guidelines, the shareholders are required to update their bank account details to enable usage of the electronic mode of remittance for payment of dividend.

Further, pursuant to SEBI (Listing Obligations and Disclosures Requirements) (Fifth Amendment ) Regulations, 2025 vide notification dated November 18, 2025, the dividend payments are required to be made through electronic mode only.

Accordingly, shareholders are requested to ensure that their bank account details in their respective demat accounts/physical folios are updated, to enable the Bank to effect timely credit of dividend in their bank accounts. Please submit/update your bank account details with your Depository Participant, in case you are holding shares in demat form. In case you hold shares in physical form, please update your KYC including bank account details by submitting the requisite forms to the Bank's R & T Agent.

This Communication is not exhaustive and does not purport to be complete analysis or listing of all potential tax consequences in the matter of dividend payment. Shareholders should consult their tax advisors for requisite action to be taken by them.

No claim shall lie against the Bank for such taxes deducted.

96 | Annual Report 2025-26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: July 18, 2026	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Leadership Team